As filed with the Securities and Exchange Commission on May 12, 2005

Registration No. 333-124437

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Benthos, Inc.

(Name of small business issuer in its charter)

Massachusetts	3812	04-2381876
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

49 Edgerton Drive, North Falmouth, Massachusetts 02556

(508) 563-1000

(Address and telephone number of principal executive offices)

Dr. Stephen D. Fantone

c/o Optikos Corporation

286 Cardinal Medeiros Avenue

Cambridge, MA 01940

(617) 354-7557

(Name, address and telephone number of agent for service)

Copies to:

John T. Lynch Davis, Malm & D’Agostine, P.C. One Boston Place, 37th Floor Boston, MA 02108 (617) 367-2500	Thomas D. Washburne, Jr. Michael W. Conron Venable LLP 2 Hopkins Plaza, Suite 1800 Baltimore, MD 21201 (410) 244-7400

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commissioner, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 12, 2005

PROSPECTUS

800,000 Shares

Common Stock

Benthos, Inc. is offering 600,000 shares of common stock and selling shareholders are offering 200,000 shares of common stock. We will not receive any proceeds from the sale of common stock by the selling shareholders, who are identified in this prospectus under the caption “Selling Shareholders.” Our common stock is currently quoted and traded on The Nasdaq SmallCap Market under the symbol “BTHS.” On May 11, 2005, the last reported sale price of our common stock was $13.60 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 5 for certain information that should be considered by prospective shareholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discount	Proceeds to Company(1)	Proceeds to Selling Shareholders
Per Share	$	$(2)	$	$
Total	$	$	$	$

(1)	Before deducting expenses of the offering payable by us estimated at $387,500.
(2)	Includes 1.50% of the gross offering proceeds, or $ in the aggregate, payable by us to Ferris, Baker Watts, Incorporated for financial advisory services.

We have granted the underwriter an option to purchase up to 120,000 additional shares of common stock to cover over-allotments.

We expect that delivery of the shares will be made to investors on or about                     , 2005.

Ferris, Baker Watts

Incorporated

The date of this Prospectus is                     , 2005

Tsunami warning system with Benthos modem
C3D Side Scan Sonar System
Hydrophone
SR-100 SMART Release
Stingray ROV
C3D Side Scan Image
SM-75 SMART Modem
Case TapTone
TapTone 500-F
TapTone 300
TapTone 500
TapTone 100
TapTone PBI-100

BENTHOS

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. You should carefully read the entire prospectus before making an investment decision. You should pay particular attention to the risks associated with our business and investing in our common stock, which we discuss under “Risk Factors” beginning on page 5, and to our financial statements and related notes beginning on page F-1.

As used in this prospectus, the terms “we,” “us,” “Benthos” and the “Company” mean Benthos, Inc. and its subsidiaries (unless the context indicates another meaning) and the term “common stock” means our common stock, $.06 2/3 par value.

About the Company

We are a manufacturer of oceanographic products and package inspection systems. We have more than 40 years of technological history that has resulted in our product lines. We operate through two divisions:

•	Undersea Systems, which has developed a number of products based on our established acoustic technology for energy markets, the U.S. Navy, the port and harbor security segment of the homeland defense market, and other commercial markets; and

•	Package Inspection Systems, also referred to as the TapTone Division, which has developed quality control equipment for flexible plastic, glass and other packaging used in the beverage, food and pharmaceutical markets.

Our Undersea Systems Division designs, develops, manufactures and sells products and services used in oceanographic and underwater environments. The markets for these products include port and harbor security, oceanographic research, oil and gas exploration and production, hydrographic survey, and underwater relocation, marking and navigation. We are a supplier of products and research and development services to the U.S. Navy. Our principal products, which are all marketed under the tradename “Benthos”, include the following:

•	Underwater Acoustics, which include acoustic transponders, release devices, pingers and modems used for navigation, communication, location and marking, that transmit data underwater;

•	Geophysical Exploration Equipment, which include hydrophones and side scan sonars, swath bathymetry and sub-bottom profilers to survey the sea floor and its sublayers and produce underwater three dimensional images; and

•	Other Undersea Products, which include remotely operated vehicles, or ROVs, for inspection and survey tasks, and glass flotation devices and instrument housings.

Our Package Inspection Systems Division, marketed under the trade name “TapTone,” designs, develops, manufactures and sells systems used to inspect the integrity of containers in the food, pharmaceutical, dairy, chemical, personal care and beverage industries. The customers for these systems include manufacturers of products packaged in glass bottles, aluminum and steel cans, glass jars, and, increasingly, flexible plastic containers. TapTone systems integrate various sensor technologies with digital processing techniques in order to inspect containers for leakage, seal integrity, low or high pressure or vacuum, fill level, missing caps and labels, and other packaging defects. TapTone systems may be used either as quality control tools to provide inspection at production speeds or as off-line inspection systems to periodically validate package integrity.

We are a Massachusetts corporation with our principal executive offices located at 49 Edgerton Drive, North Falmouth, Massachusetts 02556, and our telephone number is (508) 563-1000. Both our Undersea Systems and Package Inspection Systems Divisions operate from this facility. Our internet address is www.benthos.com.

Business Strategy

Our strategy is to:

•	Maintain our position as an established provider of technology-driven products and solutions to our two principal markets, which are undersea and package inspection systems.

•	Create proprietary technology for our markets in the underwater acoustic research field and the package inspection applications business.

•	Capitalize on the brand recognition of Benthos and TapTone.

•	Further penetrate our established government and commercial customer base, which includes such customers as the U.S. Navy, Sercel (a subsidiary of Compagnie Generale de Geophysique SA), the Canadian Government, Lockheed Martin, ConAgra and Coca Cola.

•	Participate in the market for domestic and international tsunami warning systems. On January 14, 2005, the U.S. Government unveiled a $37.5 million plan to construct tsunami warning systems for east and west coast protection, and we will seek to play a role in delivering such systems.

•	Improve our position in the market for port and harbor security. The Homeland Security Research Corporation estimates that annual investment in homeland security in the United States will grow to $130 billion in 2010 from approximately $5 billion in 2000, and Civitas Group llc estimates that investment in port and harbor security will equal 6% of that annual investment. Our ROV and side scan sonar three-dimensional imaging systems are products suitable for port and harbor security operations.

Competitive Strengths

•	Brand Recognition: We have two established brands: Benthos, in the undersea systems market, has been producing advanced solutions for over 40 years and TapTone, in the package inspection market, has been producing systems for over 30 years.

•	Customer Base: We believe that we have established strong relationships with our major customers, which include the U.S. Navy, Sercel, the Canadian Government, Lockheed Martin, ConAgra and Coca Cola.

•	Market Diversification: Our systems serve a diverse group of customer markets, including energy, scientific, pharmaceuticals, beverage, food, aerospace and various U.S. and foreign government agencies.

•	Proprietary Technology: We have 16 patents covering acoustic applications, a hydrophone switch and package inspection applications. We have a research and development staff of over 25 engineers, who are dedicated to maintaining the existing quality of our products as well as new product development.

•	Experienced Management Team: We were formed over 40 years ago by Samuel Raymond, who continues as one of our directors. Our Chairman, Chief Executive Officer and Chief Financial Officer have over 20 years of collective experience with Benthos. We believe the experience of our management team assists our efforts to maintain our customer relationships.

Recent Developments

•	In June 2003, the Canada Border Services (formerly Canada Customs and Revenue Agency) ordered five of our Stingray ROVs for a total price of $315,000. After deployment of these units for hull inspection purposes, the agency ordered five additional Stingray units for a total price of $392,000 and accepted shipment in March 2005.

•	In March 2005, we announced a $750,000 order for our GeoPoint geophysical hydrophones which is in addition to earlier orders in fiscal 2005 totaling $1,750,000. This additional order is scheduled for delivery in fiscal 2005. These hydrophones are used by geophysicists to locate sub-ocean floor oil and gas deposits. Typically, thousands of hydrophones are arranged in an array and are towed behind survey ships. A sound source is generated to create an acoustic wave that penetrates subterranean layers and reflects back to the hydrophone array. Eventually, an image is produced from this measurement and reviewed by geophysicists.

The Offering

Common stock offered:
Primary shares	600,000	(1)
Secondary shares	200,000

Total	800,000	(1)
Common stock outstanding post offering	2,046,903	(1)

Use of proceeds

We plan to use the net offering proceeds (after issuance expenses) for product line expansions, plant and equipment improvements, potential future acquisitions, expanded internal research and development, increased marketing, and working capital. We currently have no commitments relating to any potential acquisitions.

Nasdaq SmallCap Market Symbol	BTHS

(1)	The number of shares of common stock offered and the number of shares outstanding after the offering assumes the underwriter’s over-allotment option is not exercised. See “Underwriting” for more information about this option.

Summary Consolidated Financial Data

The following summary consolidated financial data should be reviewed in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The summary statement of operations data for the fiscal years ended September 30, 2004, 2003 and 2002, and the summary balance sheet data at September 30, 2004, 2003 and 2002, have been derived from our audited consolidated financial statements for those fiscal years. The summary statement of operations data for the six months ended March 31, 2005 and 2004, and the summary balance sheet data at March 31, 2005 and 2004, have been derived from our unaudited condensed consolidated financial statements for those periods. Although the data for the six months ended March 31, 2005 and 2004 is unaudited, it contains (in the opinion of management) all adjustments necessary for a fair presentation of the results for those periods.

	Six Months Ended March 31,		Fiscal Years Ended September 30,
	2005	2004	2004	2003	2002
	(In thousands, except share and per share data)
Statement of Operations Data:
Net sales	$10,933	$8,018	$19,850	$17,024	$17,720
Cost of sales	6,367	4,815	11,788	10,728	12,744

Gross profit	4,566	3,203	8,062	6,296	4,976
Selling, general, and administrative expenses	2,922	2,481	5,218	4,956	4,944
Research and development expenses	956	794	1,687	1,700	1,396
Amortization of acquired intangibles	119	119	239	239	239
Goodwill impairment	—	—	—	—	2,081
Gain on sale of real estate	—	—	—	(2,208)	—

Income (loss) from operations	569	(191)	918	1,609	(3,684)
Interest expense (net)	(15)	(32)	(56)	(205)	(244)

Income (loss) before provision (benefit) for income taxes	554	(223)	862	1,404	(3,928)
Provision (benefit) for income taxes	122	—	188	831	(415)

Net income (loss)	$432	$(223)	$674	$573	$(3,513)

Earnings (loss) per share:
Basic	$0.31	$(0.16)	$0.49	$0.41	$(2.54)
Diluted	$0.27	$(0.16)	$0.47	$0.41	$(2.54)
Weighted average shares:
Basic	1,400,959	1,383,082	1,384,466	1,383,082	1,383,082
Diluted	1,606,817	1,383,082	1,441,730	1,388,796	1,383,082

	At March 31,		At September 30,
	2005	2004	2004	2003	2002
	(In thousands)
Balance Sheet Data:
Accounts receivable, net	$2,935	$2,840	$3,565	$2,535	$2,871
Inventories	3,469	3,123	3,149	3,076	3,210
Total assets	9,520	8,369	9,141	9,770	11,589

Line of credit	—	250	—	—	400
Current maturities of long-term debt	279	279	279	879	786
Total current liabilities	3,361	3,422	3,356	4,461	5,095
Long-term debt	116	395	256	534	2,292
Total stockholders’ investment	6,043	4,552	5,529	4,775	4,202

RISK FACTORS

Before purchasing any of the shares of common stock being offered, prospective investors should carefully consider the following factors in addition to the other information contained in this prospectus.

Risks Relating to Our Business

We are dependent on major customers.

During our fiscal year ended September 30, 2004, two customers of our Undersea Systems Division, the U.S. Government (consisting of contracts and orders with various agencies) and Sercel, Inc. (a subsidiary of Compagnie Generale de Geophysique SA), each represented approximately 13% of our net sales, and for the six months ended March 31, 2005, those customers represented approximately 13% and 21%, respectively, of our net sales. During our fiscal year ended September 30, 2002, Sea and Land Technologies, a former distributor/sales representative of our Undersea Systems Division, represented approximately 13% of our net sales. Except for those customers, no single customer represented more than 10% of our net sales in any of our three most recently completed fiscal years. However, a loss of any of our current major customers would have an adverse effect on our business.

Under our arrangement with Sercel, Inc., we currently have a non-exclusive worldwide license to use certain technology owned by Sercel that allows us to manufacture our GeoPoint hydrophones. During the first three years of the license, we had the exclusive right to manufacture the hydrophones using the licensed technology. Several years ago, the license converted from an exclusive license to a nonexclusive license. The term of the license has expired, but we, as licensee, have the right to continue to use the licensed technology to make, distribute, use and sell the licensed product. Subject to our retained right, Sercel as the owner of the licensed technology also has the right to use the licensed technology to make, distribute, use and sell the licensed product. Sercel is one of our largest customers (approximately 13% and 21%, respectively, of our net sales in fiscal 2004 and the six months ended March 31, 2005), and substantially all of our revenues from Sercel consist of sales of hydrophones. Due to the current high level of activity in the oil and gas exploration industry, Sercel has advised us that it is seeking to develop a second source of supply for GeoPoint hydrophones. Should Sercel develop an alternative source of GeoPoint hydrophone production, some or all of our GeoPoint hydrophone sales to Sercel could be replaced by that new source. If Sercel discontinued purchasing GeoPoint hydrophones from us, our sales would decline to the extent that we were unable to replace such sales to Sercel with sales to other customers. Furthermore, if Sercel were to use the licensed technology to manufacture its own hydrophones, we could become a competitor with one of our major customers with respect to hydrophones.

A significant portion of our business is dependent on the oil and gas exploration industry.

We derived approximately 17%, 5% and 8% of our net sales during our fiscal years ended September 30, 2004, 2003 and 2002, and approximately 24% of our net sales during the first six months of our 2005 fiscal year, from sales of products (primarily hydrophones) to companies engaged in oil and gas exploration or supplying products to companies engaged in that industry. We anticipate deriving a significant portion of our future business from sales of products related to oil and gas exploration. The oil and gas exploration industry is cyclical and expenditures vary significantly over different periods based primarily on the then price and anticipated price for oil and gas products. Any significant decline in the aggregate amount of expenditures by the oil and gas exploration industry would adversely affect our business, financial condition and results of operations.

We face significant competition.

We have a variety of competitors in our various product markets. Certain of our markets, such as glass flotation and geophysical hydrophones, are relatively small and the number of competitors is limited. In other markets, such as remotely operated vehicles, or ROVs, and systems and package inspection systems, the market is larger and we compete with a significant number of well-established companies that have significantly more resources than ours. We compete on the basis of product performance, features, quality, reliability and price and on our ability to manufacture and deliver our products on a timely basis. We may not be able to compete successfully in the future against existing or new competitors. In addition, competitive pressures may force us to reduce our prices, which could negatively affect our operating results. If we do not respond adequately to competitive challenges, our business and results of operations would be harmed.

We are subject to risks associated with international sales.

We derived 48.6%, 30.3% and 38.1% of our net sales during our fiscal years ended September 30, 2004, 2003 and 2002, and 52.3% of our net sales during the first six months of our 2005 fiscal year, from international sales (primarily to Canada, Europe and Asia). We anticipate deriving a significant portion of our future business from international sales. Our international sales expose us to various risks including:

•	potentially adverse changes in the political or economic conditions in countries or regions where we sell our products,

•	compliance with multiple and potentially conflicting regulatory requirements including export requirements, tariffs and other trade barriers,

•	longer accounts receivable collection periods, and

•	differing protection of intellectual property.

In addition, to the extent that we price such sales in foreign currencies, we are subject to the risk of fluctuations in exchange rates, although we have traditionally priced our international sales in U.S. dollars in order to avoid such risks.

The portion of our net sales which consists of payments for research and development we perform for customers is dependent on government authorizations.

We derived approximately 8%, 4%, and 4% of our net sales during our fiscal years ended September 30, 2004, 2003 and 2002, and approximately 7% of our net sales during the first six months of our 2005 fiscal year, from payments made by U.S. Government agencies, or prime contractors for such agencies, to finance research and development activities on their behalf. We anticipate deriving a portion of our future business from research and development activities funded by such customers. Much of such research and development activities relate to development of products in the acoustic area. The level of such funded research and development is therefore dependent upon governmental appropriations to fund research and development in the relatively small acoustic research area. Following the attack on the World Trade Center on September 11, 2001, the aggregate payments which we received for such research and development activities during our fiscal year ended September 30, 2002 decreased by approximately 37% from the amount of such payments we received during our fiscal year ended September 30, 2001. Our fiscal year ended September 30, 2004 is the first fiscal year during which the aggregate amount of the payments we received for funded research and development exceeded the amount we received during our 2001 fiscal year.

We are subject to risks associated with government contracts.

We derived 12.5%, 9.4% and 9.8% of our net sales during our fiscal years ended September 30, 2004, 2003 and 2002, and 13.8% of our net sales during the first six months of our 2005 fiscal year, from government procurement contracts with U.S. Government agencies, primarily the U.S. Navy. We anticipate deriving a significant portion of our future business from government contracts. Such business is subject to risks arising from regulations applicable to U.S. Government contracts. Under those regulations, we often must participate in competitive bidding in order to obtain such contracts and some contracts (or the full implementation of such contracts) are subject to the agency involved being able to obtain sufficient funding through subsequent appropriations. The regulations also provide the government agency involved with extensive termination and audit rights. In the event of termination by that agency, we will only be able to recover costs incurred or committed, settlement expenses and profit on the work completed prior to termination. Based on audits of such contracts, the U.S. Government may adjust our contract-related costs and fees, and some of our costs, including most financing costs, portions of research and development costs and certain marketing expenses, may not be recoverable. Further, as a U.S. Government contractor, we are subject to investigation, legal action and/or liability that would not apply to a contract with a commercial customer.

We are subject to risks related to compliance with and changes in governmental regulations.

Federal Aviation Administration approval is required for our locator pingers and state X-ray standards apply for certain of our Package Inspection Systems Division products. Sale of pingers and Package Inspection Systems Division products subject to such government regulations represented 5.1% and 4.7% of our net sales for the fiscal year ended September 30, 2004. Certain products of our Undersea Systems Division cannot be sold to restricted countries under U.S. export controls, and certain of our hydrophone products must conform to regulations that limit the ability of the hydrophones to be utilized for military applications. While we believe that such export controls have not to date had a significant adverse effect on our net sales, compliance with them increases the cost and delay associated with sale of those products to foreign customers.

Our business involves rapidly evolving products and technological change.

Rapid change of technology is a key feature of all of the markets in which our divisions operate. To succeed in the future, we will need to continue to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. Historically, our technology has been developed through customer-funded and internally-funded research and development and through business acquisitions. We may not be able in the future to continue to maintain comparable levels of research and development or successfully complete such acquisitions. In the past we have allocated substantial funds to capital expenditures, programs and other investments, and we will be required to continue to do so in the future. Even so, we may not be able to successfully identify new opportunities and may not have the needed financial resources to develop new products in a timely or cost-effective manner. Products and technologies developed by others may also render our products and systems obsolete or non-competitive and, in such event, we would need to write off a portion of the inventory which we maintain or have contractual commitments to acquire. Any of these events would adversely affect our financial condition and results of operations.

Our products could contain defects which would increase our costs and harm our business.

Certain of our products, especially our geophysical sonar products, are inherently complex in design, and their manufacture involves highly complex and precise processes. As a result of the technical complexity of these products, design defects, changes in manufacturing processes or the inadvertent use of defective materials could adversely affect our manufacturing yields and product reliability, which could in turn harm our business operating results, financial condition and customer relationships. For example, early in fiscal year 2004 we delayed our launch of certain new products in our Package Inspection Systems Division because of design problems which we then identified.

We provide warranties for our products and accrue allowances for estimated warranty costs at the time we recognize revenue from the sale of the products. We determine the amount of such allowances through estimates of product return rates and expected costs to repair or replace the products under warranty based on our historical experience. If actual return rates or repair and replacement costs differ significantly from our estimates, we may be required to make adjustments to recognize additional cost of sales in future periods.

Our customers may discover defects in our products after the products have been fully deployed and operated under peak stress conditions. In addition, some of our products are combined with products from other suppliers, which may contain defects. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to identify and fix defects or other problems, we could suffer loss of customers, increased costs of product returns and warranty expenses, damage to our brand reputation, diversion of development and engineering resources or legal actions. Any one or more of the foregoing could seriously harm our business, financial condition and results of operations.

Our operating results are difficult to predict, and if we fail to meet the expectations of investors, the market price of our common stock could decline significantly.

Our operating results from quarter to quarter have fluctuated and will likely continue to fluctuate. These fluctuations are typically unpredictable and result from factors such as:

•	changes in our customers’ capital spending,

•	industry cyclicality (particularly in the oil and gas exploration industry),

•	levels of government funding available to our customers and other economic conditions within the markets we serve,

•	the level of orders within a given quarter and preceding quarters,

•	the timing and level of cancellations and delays of orders for our products,

•	the timing of product shipments within a given quarter,

•	timing of new product introductions by us and our competitors,

•	changes in our pricing policies or in the pricing policies of our competitors or suppliers,

•	market acceptance of any new or enhanced versions of our products,

•	our ability to manufacture a sufficient quantity of our products to meet customer demand,

•	our level of expenses, and

•	the impact of newly promulgated accounting pronouncements.

We may in the future elect to change prices, increase spending, or add or eliminate products in response to actions by competitors in an effort to pursue new market opportunities. These actions may also adversely affect our business and operating results and may cause our quarterly results to be lower than the results of previous quarters.

In addition, we often recognize a substantial portion of our sales in the last month of the quarter. Thus, unexpected variations in timing of sales, particularly for our higher-priced, higher-margin products such as our Package Inspection Systems Division products, can cause significant fluctuations in our quarterly operating results. Orders expected in one quarter can shift to another period due to changes in the anticipated timing of customers’ purchase decisions or rescheduled delivery dates requested by our customers or the failure by customers to make agreed prepayments when scheduled. Our operating results for a particular quarter or year may be adversely affected if our customers, particularly our largest customers, cancel or reschedule orders, or if we cannot fill orders in time due to unexpected delays in manufacturing, testing, shipping, and product acceptance. Also, we base our manufacturing on our forecasted product mix for the quarter. If the actual product mix varies significantly from our forecast, we may not be able to fill some orders during that quarter, which would result in delays in the shipment of our products and could shift sales to a subsequent period. In addition, if sales are below expectations in any given quarter, the adverse impact of the shortfall on our operating results may be magnified by our inability to adjust spending quickly to compensate for the shortfall.

Due to these and other factors, we believe that quarter-to-quarter comparisons of results from operations, or any other similar period-to-period comparisons, should not be construed as reliable indicators of our future performance. In any period, our results may be below the expectations of investors, which would likely cause the trading price of our common stock to drop.

Because the sales cycle for some of our products is long and difficult to predict, and certain of our orders are subject to rescheduling or cancellation, we may experience fluctuations in our operating results.

Many of our capital equipment, system and subsystem products are complex, and customers for these products require substantial time to make purchase decisions. These customers often perform, or require us to perform, extensive configuration, testing and evaluation of our products before committing to purchase them. The sales cycle for our capital equipment, system and subsystem products from initial contact through shipment typically varies, is difficult to predict and can last as long as one year. The orders constituting our backlog are often subject to cancellation and changes in delivery schedules by our customers without significant penalty. We have from time to time experienced order rescheduling and cancellations that have caused our net sales in a given period to be materially less than would have been expected based on our backlog at the beginning of the period. If we experience such rescheduling and/or cancellations in the future, our operating results will fluctuate from period to period. These fluctuations could harm our results of operations and cause our stock price to decline.

We may in the future experience intellectual property infringement claims, which could be costly and time-consuming to defend.

Although we have not in any recent years received communications from third parties alleging that we are infringing trademarks, patents or other intellectual property rights held by them, it is possible that we may receive such claims in the future. Any claims of infringement brought by third parties could result in protracted and costly litigation, and we could become subject to damages for infringement, or to an injunction preventing us from selling one or more of our products or using one or more of our trademarks. Such claims could also result in the necessity of obtaining a license relating to one or more of our products or current or future technologies, which may not be available on commercially reasonable terms or at all. Any intellectual property litigation and the failure to obtain necessary license or other rights or develop substitute technology may divert management’s attention from other matters and could have a material adverse effect on our business, financial condition and results of operations. In addition, the terms of certain customer contracts require us to indemnify the customer in the event of any claim or infringement brought by a third party based on our products. Any such claims of this kind may have a material adverse effect on our business, financial condition or results of operations.

If we fail to protect our intellectual property and proprietary technology, we may lose our competitive advantage.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trademark and trade secret protection and nondisclosure agreements to protect our proprietary rights. The steps we have taken may not be sufficient to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. The patent and trademark law and trade secret protection may not be adequate to deter third party infringement or misappropriation of our patents, trademarks and other proprietary rights. In addition, patents issued to us may be challenged, invalidated or circumvented. Our rights granted under those patents may not provide competitive advantages to us, and the claims under our patent applications may not be allowed. The process of seeking patent protection can be time consuming and expensive and patents may not be issued from currently pending or future applications. Moreover, our existing patents or any new patents that may be issued may not be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us. Although we have not done so in the past, we may in the future initiate claims or litigation against third parties for infringement of our proprietary rights in order to determine the scope and validity of our proprietary rights or the proprietary rights of our competitors. Any such claims could result in costly litigation, the diversion of our technical and management personnel and the assertion of counterclaims by the defendants, including counterclaims asserting invalidity of our patents.

If we are unable to attract new employees and retain and motivate existing employees, our business and results of operations will suffer.

Our ability to maintain and grow our business is directly related to the service of our employees in each area of our operations. Our future performance will be directly tied to our ability to employ, train, motivate and retain qualified personnel. Competition for personnel in our industry segments is intense, and housing and other living costs in the geographic area where our facility is located are higher than in the geographical areas where the facilities of many of our major competitors are located. If we are unable to employ sufficient employees with the experience and skills we need or to retain our employees, our business and results of operations would be harmed.

Other Risks Relating to Our Company

We suffered significant losses from operations during our three fiscal years ended September 30, 2003.

We suffered an aggregate of $7,217,000 of losses (which included a goodwill impairment charge of $2,081,000 in fiscal year 2002) during our three fiscal years ended September 30, 2003, prior to giving effect to a gain of $2,208,000 which we realized from the sale of certain of our real estate during fiscal year 2003. During our fiscal year ended September 30, 2004 and the first six months of our 2005 fiscal year, we generated profits from operations of $918,000 and $569,000 respectively. However, we cannot assure you that we will be able to generate profits from our operations in future fiscal years.

Our credit agreement imposes restrictions on our operations.

Our existing credit agreement with a bank (under which we had as of March 31, 2005, $395,000 of outstanding debt) restricts our ability to sell assets, incur more indebtedness, repay certain indebtedness, pay dividends on our common stock, make certain investments or business acquisitions, repurchase or redeem common stock, engage in business mergers or consolidations, and engage in certain transactions with affiliated parties. The agreement also contains certain financial covenants with which we must comply in order to avoid a default under the agreement. If we were to default under the agreement, the lender could proceed against the collateral thereunder, which consists of a first lien on substantially all of our assets. The credit agreement will expire on January 31, 2006, but it is likely that any new or amended credit agreement which we may then enter into with the same or a different lender will contain similar restrictions.

We will incur substantial costs and uncertainties associated with the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board will require us to include in our annual report on Form 10-KSB filed with the SEC for each of our fiscal years commencing with the year ending September 30, 2006, reports by our management and by the independent registered public accounting firm which audits our financial statements as to the effectiveness of our internal control over financial reporting. If our management and independent registered public accounting firm determine that any “material weakness” exists in our internal control over financial reporting as of the end of the relevant fiscal year, they would be precluded from finding that our internal control is then “effective.” We anticipate incurring during our fiscal year ending September 30, 2005, approximately $100,000 of expenses in connection with documentation and testing of our internal control over financial reporting and at least that amount in the subsequent fiscal year.

Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board are fairly new and involve significant uncertainties concerning how they will be applied to smaller publicly-held companies such as Benthos. Accordingly, there is considerable uncertainty as to whether our management and independent registered public accounting firm will be able to conclude that our internal control over financial reporting is effective. If our management and independent registered public accounting firm were unable to determine that our internal control over financial reporting is effective, this could have an adverse effect upon the market price of our common stock.

Risks Relating to the Offering and Our Common Stock

Our stock is not heavily traded and has been volatile in price, which may limit your ability to resell your shares.

The average daily trading volume of our shares on The Nasdaq SmallCap Market for the 12 months ended March 31, 2005 was approximately 55,000 shares. Thus, our common stock is thinly traded. Thinly traded stock can be more volatile than stock traded in a more active public market. Since September 30, 2002, the closing price of our common stock on The Nasdaq SmallCap Market has ranged from a low of $2.39 per share to a high of $18.95 per share. Factors such as our financial results, the introduction of new products and services by us or our competitors, and various factors affecting our industry segments generally may have a significant impact on the market price of our common stock. We cannot predict the extent to which a more active public market for our common stock will develop or, if developed, be sustained after this offering. Therefore, you may not be able to sell your shares at the volumes, prices, or times that you may desire.

We have broad discretion in using the proceeds of the offering and our failure to effectively utilize such proceeds could affect our results of operations and cause our stock price to decline.

We plan to use the net proceeds of this offering for product line expansions, plant and equipment improvements, potential future acquisitions, expanded internal research and development, increased marketing, and working capital. We currently have no commitments relating to any potential acquisitions. Furthermore, we have significant flexibility in determining the amount of net proceeds we will ultimately apply to various uses and the timing of such application. Our failure to utilize these funds effectively could affect our results of operations and cause our stock price to decline. Furthermore, to the extent we use the net offering proceeds for payments which are expensed on our statement of operations, such use will adversely affect our reported results of operations for the relevant periods.

We do not pay dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We do not pay cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the near future. In addition, the terms of our existing credit agreement prohibits the payment of dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Our directors and executive officers hold substantial voting power in our Company.

As of the date of this prospectus and after giving effect to the sale of shares by us and the selling shareholders, our directors and executive officers will beneficially hold approximately 14% of the shares of common stock which will be outstanding upon the completion of this offering. As a result, our directors and executive officers will likely be able to exercise substantial voting power over matters submitted to our shareholders for approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control even if such a change of control would benefit our other shareholders. The significant concentration of stock ownership may cause the trading price of our common stock to decline due to investor perception that conflicts of interest may exist or arise.

Future sales of common stock by our existing shareholders may cause our stock price to fall.

Future sales, or the availability for future sales, of substantial amounts of our common stock could adversely affect the market price of our common stock. Our directors and executive officers hold a significant portion of our outstanding common stock, and a decision by one or more of these shareholders to sell their shares could adversely affect the market price of our common stock. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. All common stock offered in this offering (including any shares issued upon exercise of the underwriter’s over-allotment option) will be registered under the Securities Act of 1933, as amended, and will be freely tradable without restriction or further registration under the Securities Act, except for shares held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Shares beneficially owned by our affiliates may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, such as Rule 144. Furthermore, common stock held by our executive officers, directors and selling shareholders are subject to lock-up agreements for a period of 90 days after the date of this prospectus.

Our By-Laws contain certain anti-takeover provisions.

Section 8.06 and 7.02 of the Massachusetts Business Corporation Act provide that Massachusetts corporations which are publicly-held must have a staggered board of directors and that written demand by holders of at least 40% of the outstanding shares of each relevant voting group of shareholders is required for shareholders to call a special meeting unless such corporations take certain actions to affirmatively “opt-out” of such requirements. In accordance with these provisions, Section 4.1 of our By-Laws provides for a staggered Board of Directors which consists of three classes of directors of which one class is elected each year for a three-year term, and Section 3.2 requires that written application by holders of at least 40% of our outstanding shares of common stock is required for shareholders to call a special meeting. In addition, Section 6.2 of our By-Laws prohibits the removal by the shareholders of a director except for cause. These provisions could inhibit a takeover of our Company by restricting shareholder action to replace the existing directors or approve other actions which a party seeking to acquire our Company might propose. A takeover transaction would frequently afford shareholders an opportunity to sell their shares at a premium over then market prices.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Some discussions in this prospectus contain “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature, which often include the words “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” and similar expressions, are intended to identify forward-looking statements. We caution you to be aware of the speculative nature of forward-looking statements. Although these statements reflect our good faith belief based on current expectations, estimates and projections about (among other things) the industry and the markets in which we operate, they are not guarantees of future performance. Whether actual results will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including the risks and uncertainties discussed in “Risk Factors” and elsewhere in this prospectus and other circumstances, many of which are beyond our control. Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by applicable laws, we do not intend to publish updates or revisions of any forward-looking statements we make to reflect new information, future events or otherwise.

USE OF PROCEEDS

The net proceeds to us from the sale of 600,000 shares of common stock offered by us in this offering (after deducting the underwriting discount and commissions and estimated offering expenses payable by us) are estimated to be approximately $7,160,500 ($8,752,000 if the underwriter’s over-allotment option is exercised in full), based upon an assumed offering price of $13.60 per share. We plan to use the net proceeds from this offering (assuming the underwriter’s over-allotment option is not exercised) for the following purposes:

Proposed Use	Approximate Amount	Percent
Product line expansions	$2,717,500	37.9%
Plant and equipment improvements	1,500,000	20.9
Potential future acquisitions	1,000,000	14.0
Expanded internal research and development	700,000	9.8
Increased marketing	400,000	5.6
Working capital	843,000	11.8

Total	$7,160,500	100.0%

The foregoing table represents our anticipated use of the net proceeds of this offering based upon the current status of our business operations, our current plans and current economic conditions. We may at our discretion change the use of proceeds or timing of such use. In particular, we currently have no commitments relating to any potential future acquisitions, and the amount of the offering proceeds which will ultimately be allocated to future acquisitions may be significantly increased from the amount shown in the foregoing table in the event that we enter into any such commitment or commitments during an approximately 18-month period following the completion of this offering. Pending their longer-term use, the net proceeds from this offering may be invested in short-term, investment-grade interest-bearing securities.

We will not receive any proceeds from the sale of shares of common stock by the selling shareholders, although we will receive $186,000 from the exercise of stock options for an aggregate of 38,000 shares by certain of the selling shareholders who will exercise those options in order to be able to sell such shares in the offering. The net proceeds to the selling shareholders from the sale of 200,000 shares of common stock offered by them in this offering (after deducting the underwriting discount and commissions and the estimated other offering expenses payable by the selling shareholders) will be approximately $2,478,500, based upon an assumed offering price of $13.60 per share.

SELLING SHAREHOLDERS

The following table sets forth the number and percentage of shares of common stock beneficially owned by each selling shareholder as of May 10, 2005, the number of shares of common stock being offered pursuant to this offering for such selling shareholder’s account, and the number of shares of common stock and, based on the number of shares of common stock outstanding as of May 10, 2005, the percentage of the outstanding shares of common stock that will be beneficially owned by such selling shareholder if the shares of common stock being offered pursuant to this offering by our Company and the selling shareholders are sold (assuming no exercise of the underwriter’s over-allotment option). All of the selling shareholders are directors and/or executive officers of our Company. See “Directors and Executive Officers”.

	Shares Beneficially Owned Prior to Offering			Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address	Shares(1)		Percent		Shares	Percent
Samuel O. Raymond	157,299	(2)	11.2%	120,000	37,299	1.5%
Stephen D. Fantone	101,500	(3)	7.0%	20,000	81,500	3.2
Ronald L. Marsiglio	115,252	(4)	7.6%	20,000	95,252	3.7
A. Theodore Mollegen, Jr.	29,000	(5)	2.0%	7,500	21,500	*
Arthur L. Fatum	37,500	(6)	2.6%	7,500	30,000	1.2
Francis E. Dunne, Jr.	44,808	(7)	3.1%	17,002	27,806	1.1
James R. Kearbey	19,275	(8)	1.4%	5,000	14,275	*
Richard B. Martin	998	(9)	*	998	—	—
Francois Leroy	8,250	(10)	*	2,000	6,250	*

Total	513,882	(11)	30.6%	200,000	313,882	14.0%

*	Less than 1.0%
(1)	In accordance with the rules of the Securities and Exchange Commission, shares which an individual has the right to acquire pursuant to stock options which are exercisable within 60 days are considered to be beneficially owned and, for purposes of calculating the percentage ownership of stock for an individual who holds exercisable stock options, such shares are also considered to be outstanding. Reference should be made to the footnotes below for further information as to each individual listed.
(2)	Includes 2,615 shares owned by the Company’s ESOP, over which Mr. Raymond has sole voting power. Also includes 1,109 shares owned by Mr. Raymond’s wife and 27,738 shares owned by Mr. Raymond’s children, as to which shares Mr. Raymond disclaims beneficial ownership.
(3)	Includes 51,500 shares which Dr. Fantone has the right to acquire through the exercise of stock options.
(4)	Includes 111,250 shares which Mr. Marsiglio has the right to acquire through the exercise of stock options and two shares owned by the Company’s ESOP over which Mr. Marsiglio has sole voting power.
(5)	Includes 18,500 shares which Mr. Mollegen has the right to acquire through the exercise of stock options.
(6)	Includes 18,500 shares which Mr. Fatum has the right to acquire through the exercise of stock options.
(7)	Includes 41,000 shares which Mr. Dunne has the right to acquire through the exercise of stock options and 808 shares owned by the Company’s ESOP over which Mr. Dunne has sole voting power.
(8)	Consists of 18,601 shares which Mr. Kearbey has the right to acquire through the exercise of stock options and 674 shares owned by the Company’s ESOP over which Mr. Kearbey has sole voting power.
(9)	Consists of 998 shares which Mr. Martin has the right to acquire through the exercise of stock options.
(10)	Consists of 8,250 shares which Mr. Leroy has the right to acquire through the exercise of stock options.
(11)	Includes an aggregate of 268,599 shares that the selling shareholders have the right to acquire through the exercise of stock options.

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2005: (1) on an actual basis; and (2) on an as adjusted basis to give effect to (i) the sale of 600,000 shares of common stock by us in this offering, less the underwriting discount and commissions and estimated offering expenses payable by us, at an assumed offering price of $13.60 per share, and (ii) the exercise of stock options for an aggregate of 38,000 shares with an aggregate exercise price of $186,000 by certain of the selling shareholders in order to enable them to sell such shares in the offering. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in this prospectus.

	As of March 31, 2005
	Actual		As Adjusted
	(In thousands except share and per share data)
Long-term debt, including current portion	$395		$395

Stockholders’ Investment(1):

Common Stock, $.06 2/3 par value, 7,500,000 shares authorized; 1,678,632 shares issued, actual; 2,316,652 shares issued, as adjusted	112		155
Capital in excess of par value	1,729		9,033
Retained earnings	4,833		4,833
Treasury stock at cost — 269,749 shares	(631)		(631)

Total stockholders’ investment	6,043		13,390	(2)

Total capitalization	$6,438		$13,785

Book value per share	$4.29	(3)	$6.54	(3)

(1)	This table excludes 399,676 shares on an actual basis, and 361,676 shares on an as adjusted basis, of common stock issuable upon exercise of outstanding stock options at March 31, 2005, at a weighted average exercise price of $6.67 per share on an actual basis, and $6.86 per share on an as adjusted basis.
(2)	If the underwriter’s over-allotment option is exercised in full, total stockholders’ investment would be $14,899,000.
(3)	Actual book value per share equals stockholders’ investment of $6,043,000, divided by 1,408,883 shares outstanding at March 31, 2005. Book value per share as adjusted equals total stockholders’ investment of $13,390,000 (assuming net proceeds of this offering to us of $7,161,000 and $186,000 net proceeds from exercise of stock options), divided by 2,046,903 shares (assuming issuance and sale by us of 600,000 shares in the offering and 38,000 shares upon exercise of stock options).

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock trades on The Nasdaq SmallCap Market under the symbol “BTHS.” The table below sets forth for the periods indicated the high and low closing prices of our common stock as reported by The Nasdaq Stock Market. These over-the-counter market quotations reflect inter-dealer prices and do not include retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	High	Low
Fiscal Year Ending September 30, 2005:
Third quarter (through May 11, 2005)	$16.61	$12.34
Second quarter	18.95	13.65
First quarter	17.30	12.25

Fiscal Year Ended September 30, 2004:
Fourth quarter	14.17	6.08
Third quarter	15.95	6.16
Second quarter	8.46	4.70
First quarter	12.25	4.25

Fiscal Year Ended September 30, 2003:
Fourth quarter	6.00	4.60
Third quarter	5.28	2.55
Second quarter	3.34	2.61
First quarter	4.92	2.39

On May 11, 2005, the last reported sale price of our common stock on The Nasdaq SmallCap Market was $13.60 per share.

Holders

At May 10, 2005, there were approximately 220 holders of record of our common stock. We estimate that on that date there were approximately 650 additional beneficial holders of our common stock.

Dividends

We have never paid cash dividends on our common stock and do not contemplate paying cash dividends in the foreseeable future. Our current credit agreement prohibits the payment of such cash dividends. We currently intend to utilize all available funds from operations for expansion of production capability and working capital.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be reviewed in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The selected statement of operations data for the fiscal years ended September 30, 2004, 2003 and 2002, and the selected balance sheet data at September 30, 2004, 2003 and 2002, have been derived from our audited consolidated financial statements for those fiscal years. The selected statement of operations data for the six months ended March 31, 2005 and 2004, and the selected balance sheet data at March 31, 2005 and 2004, have been derived from our unaudited condensed consolidated financial statements for those periods. Although the data for the six months ended March 31, 2005 and 2004 is unaudited, it contains (in the opinion of management) all adjustments necessary for a fair presentation of the results for those periods.

	Six Months Ended March 31,		Fiscal Years Ended September 30,
	2005	2004	2004	2003	2002
	(In thousands, except share and per share data)
Statement of Operations Data:
Net sales	$10,933	$8,018	$19,850	$17,024	$17,720
Cost of sales	6,367	4,815	11,788	10,728	12,744

Gross profit	4,566	3,203	8,062	6,296	4,976
Selling, general, and administrative expenses	2,922	2,481	5,218	4,956	4,944
Research and development expenses	956	794	1,687	1,700	1,396
Amortization of acquired intangibles	119	119	239	239	239
Goodwill impairment	—	—	—	—	2,081
Gain on sale of real estate	—	—	—	(2,208)	—

Income (loss) from operations	569	(191)	918	1,609	(3,684)
Interest expense (net)	(15)	(32)	(56)	(205)	(244)

Income (loss) before provision (benefit) for income taxes	554	(223)	862	1,404	(3,928)
Provision (benefit) for income taxes	122	—	188	831	(415)

Net income (loss)	$432	$(223)	$674	$573	$(3,513)

Earnings (loss) per share:
Basic	$0.31	$(0.16)	$0.49	$0.41	$(2.54)
Diluted	$0.27	$(0.16)	$0.47	$0.41	$(2.54)

Weighted average shares:
Basic	1,400,959	1,383,082	1,384,466	1,383,082	1,383,082
Diluted	1,606,817	1,383,082	1,441,730	1,388,796	1,383,082

	At March 31,		At September 30,
	2005	2004	2004	2003	2002
	(In thousands)
Balance Sheet Data:
Accounts receivable, net	$2,935	$2,840	$3,565	$2,535	$2,871
Inventories	3,469	3,123	3,149	3,076	3,210
Total assets	9,520	8,369	9,141	9,770	11,589

Line of credit	—	250	—	—	400
Current maturities of long-term debt	279	279	279	879	786
Total current liabilities	3,361	3,422	3,356	4,461	5,095
Long-term debt	116	395	256	534	2,292
Total stockholders’ investment	6,043	4,552	5,529	4,775	4,202

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements.

Overview

We were founded in 1962 to manufacture oceanographic products. Since 1962, we have developed and acquired new technology and products. At present, we operate two divisions: our Undersea Systems Division and our Package Inspection Systems Division. Both divisions are located at our facility in North Falmouth, Massachusetts.

For the fiscal year ended September 30, 2004, we achieved sales of $19,850,000, gross profit of $8,062,000, and net income of $674,000. These results were 16.6%, 28.0%, and 17.6% improvements over the fiscal year ended September 30, 2003, respectively. Sales of the Undersea Systems Division were $12,966,000, up 33.7% over the prior fiscal year, as a result of improved market conditions and large project orders in the geophysical exploration equipment and other undersea product lines. Sales of our Package Inspection Systems Division were $6,884,000, a decrease of 6.0% from the prior fiscal year, as a result of some design adjustments related to the launch of certain new products that we have since identified and resolved. Sales of both divisions were assisted by increased international sales of 87.2% in fiscal year 2004 over the prior fiscal year, resulting partly from the weakness in the U.S. dollar.

Gross profit margins improved to 40.6% of sales in fiscal year 2004 as compared to 37.0% in fiscal year 2003. The improvement in gross profit margins in fiscal year 2004 was experienced by both divisions and was a result of improved overhead absorption related to the increased sales volume, improved pricing and product mix, and reduced overhead costs and efficiencies related to the consolidation of our operations in our facility in North Falmouth, Massachusetts, for the entire 2004 fiscal year.

Our working capital at September 30, 2004 improved by $1,100,000 as compared to September 30, 2003. The year-to-year improvement was attributable primarily to (i) the receipt of $1,150,000 in proceeds from the fiscal year 2003 sale of real estate, of which $600,000 was used to reduce the current portion of long-term debt and $550,000 was used to reduce accounts payable, (ii) improved sales volume in fiscal year 2004 that increased accounts receivable and inventories by $1,030,000 and $201,000, respectively, and (iii) improved cash flow that enabled us to decrease accounts payable by $393,000, which were partially offset by an increase in accrued expenses of $397,000. We plan to continue aggressively to manage our accounts receivable through strict adherence to payment terms and to manage inventories and accounts payable to vendors by matching deliveries by vendors more closely with scheduled shipment dates for our products.

For the first six months of our fiscal year ending September 30, 2005, we achieved sales of $10,933,000, gross profit of $4,566,000, and net income of $432,000. These results were 36.4% and 42.6% improvements over the first six months of our fiscal year ended September 30, 2004 with respect to sales and gross profit, respectively, and a change from a net loss to a net profit. Gross profit margin improved to 41.8% for the first six months of fiscal 2005 as compared to 39.9% for the first six months of fiscal 2004. The increase in gross profit margin in both our Undersea Systems and Package Inspection Systems Divisions resulted from increased sales volume and reduced manufacturing variances. Our working capital increased $508,000 from September 30, 2004 to March 31, 2005.

Critical Accounting Policies

The preparation of our financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, sales, expenses and related disclosures. On an ongoing basis, management evaluates our estimates and assumptions, including but not limited to those related to revenue recognition, inventory valuation, warranty reserves, the impairment of goodwill, and income taxes. Management bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition.    We recognize revenue from product sales when products are shipped to customers provided that title has passed, there are no uncertainties regarding customer acceptance, there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collection of the related receivable is probable. We generally enter into arrangements for multiple deliverables when we contract to provide installation services. We follow Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables.” Based on the criteria contained in EITF No. 00-21, we have determined that our deliverables are separable into units of accounting. Revenue is allocated based upon the relative fair values of the units, and we generally recognize our revenue from each of these units as each unit is delivered or performed. A general right of return or cancellation does not exist once the product is delivered to the customers. We show amounts received from customers for future delivery as customer deposits in our consolidated balance sheets. We account for shipping and handling fees passed on to customers as sales, and we record the corresponding costs as cost of sales.

Inventory Valuation.    We value our inventory at the lower of actual cost or the current estimated market value. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on historical usage for the prior 12 to 24 month period and future sales forecasts. Although we strive to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

Warranty Reserves.    Our warranties require us to repair or replace defective products returned to us during the applicable warranty period at no cost to the customer. We record an estimate for warranty-related costs based on actual historical return rates, anticipated return rates, and repair costs at the time of sale. A significant increase in product return rates, or a significant increase in the costs to repair products, could have a material adverse impact on future operating results for the period or periods in which such returns or additional costs materialize and thereafter.

Goodwill.    The goodwill associated with our 1999 acquisition of substantially all of the assets of Datasonics, Inc. is subject to an assessment for impairment by applying a fair-value based test on at least an annual basis. In the fourth quarter of fiscal 2002, we completed our annual valuation of the goodwill for the Undersea Systems business segment and recorded a non-cash goodwill impairment charge of $2,081,000 for the year ended September 30, 2002. In the fourth quarters of fiscal 2003 and 2004, we completed our annual valuation of our goodwill by comparing the fair value of our reporting units, as determined by an independent appraiser, to the reporting units’ book value. The valuation indicated that goodwill for the Undersea Systems business segment (as then reflected on our financial statements) was not further impaired.

These valuations were based upon estimates of future income from the reporting units and estimates of the market value of the units, based on comparable recent transactions. These estimates of future income are based upon historical results, adjusted to reflect management’s best estimate of future market and operating conditions, and are continuously reviewed based on actual operating trends. Actual results may differ from these estimates. In addition, the relevancy of recent transactions used to establish market value for our reporting units is based upon management’s judgment.

Income Taxes.    We account for income taxes under the liability method in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities as well as net operating loss and tax credit carryforwards and are measured using the enacted tax rates and laws that will be in effect when the differences reverse. Deferred tax assets may be reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. We have recorded a valuation allowance of $2.0 million as of September 30, 2004 due to uncertainties related to the future benefits, if any, from our deferred tax assets related primarily to our net operating losses and tax credits. The valuation allowance is based on our estimates of taxable income and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance or reduce our current valuation allowance that could materially impact our tax provision.

Results of Operations

Six Months Ended March 31, 2005 compared to Six Months Ended March 31, 2004

Sales.    The following table shows our sales by segments:

	Six Months Ended March 31,
	2005	2004
	(In thousands)
Sales to Unaffiliated Customers:
Undersea Systems	$7,572	$5,208
Package Inspection Systems	3,361	2,810

Total	$10,933	$8,018

Net sales increased by 36.4% in the first six months of fiscal year 2005 to $10,933,000 as compared to $8,018,000 in the first six months of fiscal year 2004. The sales by product line within the Undersea Systems Division were as follows:

	Six Months Ended March 31,
	2005	2004
	(In thousands)
Product Line:
Underwater Acoustics	$2,898	$2,235
Geophysical Exploration Equipment	3,240	1,591
Other Undersea Products	1,434	1,382

Total	$7,572	$5,208

Sales of our Undersea Systems Division increased by 45.4% to $7,572,000 in the first six months of fiscal year 2005 as compared to $5,208,000 in the first six months of fiscal year 2004. The increase in sales was primarily concentrated in Geophysical Exploration Equipment and Underwater Acoustics. In the Geophysical Exploration Equipment product line, sales of geophysical hydrophones for use by the oil and gas industry increased by $1,480,000 in the first six months of fiscal year 2005 as compared to the first six months of fiscal year 2004. This was also complemented by an increase in sales of geophysical systems of $168,000 in the first six months of fiscal year 2005 as compared to the first six months of fiscal year 2004. In the Underwater Acoustics product line, sales of our commercial and government acoustic modem products increased by $517,000 in the first six months of fiscal year 2005 as compared to the first six months of fiscal year 2004, and was offset slightly by decreases in sales of our locator products and acoustic releases of $73,000 in the first six months of fiscal year 2005 as compared to the first six months of fiscal year 2004. As a result of increased exploration activity caused by higher energy prices and the non-exclusive character of our license to technology pertaining to our hydrophone products, we believe that in 2005 and future years we will face increased competition in the geophysical hydrophone market.

Sales of our Package Inspection Systems Division increased by 19.6% to $3,361,000 in the first six months of fiscal year 2005 as compared to $2,810,000 in the first six months of fiscal year 2004. The increase resulted largely from the timing of orders. The Package Inspection Systems Division has only one product line.

International sales increased by 61.3% to $5,722,000 in the first six months of fiscal year 2005 as compared to $3,547,000 in first six months of fiscal year 2004. The increase in international sales was primarily in Geophysical Exploration Equipment where international sales of geophysical hydrophones for use by the oil and gas industry increased by $1,634,000 and in our Package Inspection Systems Division where international sales increased by $592,000, and was partially offset by decreases in other areas.

Gross Profit.    Gross profit increased by 42.6% to $4,566,000 for the first six months of fiscal year 2005 as compared to $3,203,000 for the first six months of fiscal year 2004. Gross profit margin was 41.8% in the first six months of fiscal year 2005 as compared to 39.9% in the first six months of fiscal year 2004. The increase in gross profit margin was attributable primarily to improved gross margins within our Package Inspection Systems Division resulting from increased sales volume and pricing and was partly offset by a higher mix of sales from our Undersea Systems Division which has lower margins than our Package Inspection Systems Division.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by 17.8% to $2,922,000 for the first six months of fiscal year 2005 as compared to $2,481,000 in the first six months of fiscal year 2004. As a percentage of sales, selling, general and administrative expenses decreased to 26.7% in the first six months of fiscal year 2005 as compared to 30.9% for the first six months of fiscal year 2004. The decrease in selling, general and administrative expenses as a percentage of sales was a result of increased sales volume. The increase in selling, general and administrative expenses of $441,000 in the first six months of fiscal year 2005, as compared to the first six months of fiscal year 2004, was principally a result of increases in incentive compensation ($179,000) and profit-sharing ($56,000) accruals, in expenses related to our evaluation of our strategic alternatives ($99,000) that resulted in our filing on April 29, 2005 of a registration statement for a proposed public offering of our common stock, and in legal and audit fees ($101,000) which included certain Sarbanes-Oxley compliance costs.

Research and Development Expenses.    Research and development expenses increased 20.4% to $956,000 for the first six months of fiscal year 2005 as compared to $794,000 in the first six months of fiscal year 2004. As a percentage of sales, research and development expenses decreased to 8.8% of sales in the first six months of fiscal year 2005 from 9.9% in the first six months of fiscal year 2004. The decrease in research and development expenses as a percentage of sales was primarily a result of higher sales volume. Our research and development expenses in the first six months of fiscal year 2005 were higher than in the first six months of fiscal year 2004 as increased spending in new product development in our Package Inspection Systems Division ($190,000) was partially offset by decreased spending on projects within our Undersea Systems Division ($28,000). We currently plan to increase spending on research and development during the remainder of fiscal year 2005.

Amortization of Acquired Intangibles.    Amortization of acquired intangibles was $119,000 in the first six months of fiscal years 2005 and 2004. The amortization of acquired intangibles relates to the purchased technology we acquired in the Datasonics acquisition during fiscal year 1999. The remaining balance of $98,000 will be amortized $60,000 and $38,000 in the third and fourth quarters of fiscal year 2005, respectively.

Interest Expense.    Interest expense decreased to $15,000 in the first six months of fiscal year 2005 as compared to $32,000 in the first six months of fiscal year 2004. The decrease in interest expense was a result of reduced outstanding principal on our term loan.

Provision for Income Taxes.    The provision for income taxes was $122,000 in the first six months of fiscal year 2005, and our effective tax rate was 22.0%. The rate in the first six months of fiscal 2005 was lower than the statutory rate primarily as a result of our use of research and development tax credits. We have a valuation reserve of $2,000,000 related to our deferred tax assets. This reserve would reverse into income if and when the realization of the associated deferred tax assets becomes more likely than not.

Fiscal Year Ended September 30, 2004 compared to Fiscal Year Ended September 30, 2003

Sales.    The following table shows our sales by segments:

	Fiscal Year Ended September 30,
	2004	2003
	(In thousands)
Sales to Unaffiliated Customers:
Undersea Systems	$12,966	$9,699
Package Inspection Systems	6,884	7,325

Total	$19,850	$17,024

Total sales increased 16.6% to $19,850,000 for fiscal year 2004 as compared to $17,024,000 for fiscal year 2003. The sales by product line within the Undersea Systems Division were as follows:

	Fiscal Year Ended September 30,
	2004	2003
	(In thousands)
Product Line:
Underwater Acoustics	$5,662	$5,089
Geophysical Exploration Equipment	4,544	3,315
Other Undersea Products	2,760	1,295

Total	$12,966	$9,699

Sales of our Undersea Systems Division increased by 33.7% to $12,966,000 for fiscal year 2004 as compared to $9,699,000 for fiscal year 2003. This increase in sales was primarily concentrated in our Other Undersea Products and Geophysical Exploration Equipment product lines. In the Other Undersea Products product line, sales of glass instrument housings increased by $1,081,000 as compared to fiscal year 2003, and sales of our robotic products, principally our Stingray remotely operated vehicles (ROVs), increased by $473,000 as compared to fiscal year 2003. In our Geophysical Exploration Equipment product line, sales of geophysical hydrophones for use by the oil and gas industry increased by $2,469,000 in fiscal year 2004 as compared to fiscal year 2003; this increase was partially offset by a decrease in sales of geophysical systems of $1,240,000 in fiscal year 2004 as compared to fiscal year 2003.

Sales of our Package Inspection Systems Division decreased by 6.0% to $6,884,000 for fiscal year 2004 as compared to $7,325,000 for fiscal year 2003. The decrease resulted largely from the timing of orders and design problems. Early in fiscal year 2004, we identified design problems related to the launch of certain new products that delayed our ability to accept new orders for those products. We have since resolved these issues. Our Package Inspection Systems Division has only one product line.

International sales increased by 87.2% to $9,648,000 in fiscal year 2004 as compared to $5,154,000 in fiscal year 2003. We believe that the weakness of the U.S. dollar was a factor in this increase as it made the prices of our products more competitive with those of foreign suppliers. The increase in international sales was primarily in Geophysical Exploration Equipment, where international sales (primarily to France) increased by $2,166,000; Other Undersea Products, where international sales of glass instrument housings (primarily to Japan) and ROVs (primarily to Canada) increased by $1,157,000 in total; and in our Package Inspection Systems Division where international sales (primarily to Germany and Korea) increased by $1,261,000. In general, we price our international sales in U. S. dollars in order to minimize foreign currency risk.

Gross Profit.    Gross profit increased by 28.0% to $8,062,000 for fiscal year 2004 as compared to $6,296,000 for fiscal year 2003. Gross profit margin for fiscal year 2004 was 40.6% as compared to 37.0% for fiscal year 2003. The increase in gross profit margins within both the Undersea Systems and Package Inspection

Systems Divisions resulted primarily from improved overhead absorption related to the increased sales volume, improved pricing and product mix, and the reduced overhead costs and efficiencies related to our consolidation of operations in our facility in North Falmouth, Massachusetts.

Selling, General, and Administrative Expenses.    Selling, general, and administrative expenses increased 5.3% to $5,218,000 for fiscal year 2004 as compared to $4,956,000 for fiscal year 2003. As a percentage of sales, selling, general and administrative expenses decreased to 26.3% for fiscal year 2004 as compared to 29.1% for fiscal year 2003. The decrease in selling, general and administrative expenses as a percentage of sales was primarily a result of increased sales volume. The increase in selling, general and administrative expenses of $262,000 from fiscal year 2003 to fiscal year 2004 was principally a result of increases in incentive compensation ($242,000), profit-sharing ($70,000) and sales commissions ($111,000) due to increased sales volume and profits, partially offset by a decrease in selling expenses ($187,000).

Research and Development Expenses.    Research and development expenses decreased 0.7% to $1,687,000 for fiscal year 2004 as compared to $1,700,000 for fiscal year 2003. As a percentage of sales, research and development expenses were 8.5% for fiscal year 2004 as compared to 10.0% for fiscal year 2003. The decrease in the research and development expenses as a percentage of sales was primarily a result of higher sales volume than in fiscal year 2003.

Amortization of Acquired Intangibles.    Amortization of acquired intangibles was $239,000 in each of the fiscal years 2004 and 2003. The amortization of acquired intangibles related to the purchased technology we acquired in the Datasonics acquisition in fiscal year 1999. In fiscal year 2005, we will amortize the remaining balance of $218,000.

Interest Income.    Interest income decreased to $2,000 for fiscal year 2004 as compared to $3,000 for fiscal year 2003.

Interest Expense.    Interest expense was $58,000 for fiscal year 2004 as compared to $208,000 for fiscal year 2003. The decrease in interest expense was a result of the reduced outstanding principal balance on the term loan and reduced borrowings under our line of credit.

Provision for Income Taxes.    The provision for income taxes was $188,000 for fiscal year 2004 as compared to $831,000 for fiscal year 2003. The effective tax rate for fiscal year 2004 was 21.8%. The effective tax rate for 2003 was 59.2%. The rate in 2004 was lower than the statutory rate primarily due to the utilization of research and development tax credits.

Fiscal Year Ended September 30, 2003 compared to Fiscal Year Ended September 30, 2002

Sales. The following table shows our sales by segments:

	Fiscal Year Ended September 30,
	2003	2002
	(In thousands)
Sales to Unaffiliated Customers:

Undersea Systems	$9,699	$11,611
Package Inspection Systems	7,325	6,109

Total	$17,024	$17,720

Total sales decreased 3.9% to $17,024,000 for fiscal year 2003 as compared to $17,720,000 for fiscal year 2002. The sales by product line within our Undersea Systems Division were as follows:

	Fiscal Year Ended September 30,
	2003	2002
	(In thousands)
Product Line:
Underwater Acoustics	$5,089	$4,151
Geophysical Exploration Equipment	3,315	3,537
Other Undersea Products	1,295	3,923

Total	$9,699	$11,611

Sales of our Package Inspection Systems Division increased by 19.9% to $7,325,000 for fiscal year 2003 as compared to $6,109,000 for fiscal year 2002. This increase was attributable to increased market penetration and new product introductions for leak detection of flexible plastic bottles and fill level inspection. Sales of our Undersea Systems Division decreased by 16.5% to $9,699,000 for fiscal year 2003 as compared to $11,611,000 for fiscal year 2002. This decrease was experienced in some of the product lines within our Undersea Systems Division and was a result of decreased demand for geophysical hydrophones for use in exploration by the oil and gas industries and a multi-million dollar sale of remotely operated vehicles (ROVs) in fiscal year 2002 that was not repeated in fiscal year 2003. The decrease in sales in fiscal year 2003 was partially offset by strong performance by the acoustic release, locator products and acoustic modem lines within the Underwater Acoustics line.

Gross Profit.    Gross profit increased by 26.5% to $6,296,000 for fiscal year 2003 as compared to $4,976,000 for fiscal year 2002. Gross profit margin for fiscal year 2003 was 37.0% as compared to 28.1% for fiscal year 2002. The increase in the gross profit margins in fiscal year 2003 was a result of improved product mix within our Undersea Systems Division, the success of an ongoing program to reduce scrap and other manufacturing related variances and product pricing and was partially offset by product mix and product start-up expenses in our Package Inspection Systems Division. Gross profit for fiscal year 2002 reflected increases of $100,000 in the general product warranty reserve and $165,000 in the inventory reserves for excess and obsolete inventory that were offset by a $405,000 reversal of a warranty reserve in that year related to an older model hydrophone that was not repeated in fiscal year 2003.

Selling, General, and Administrative Expenses.    Selling, general, and administrative expenses increased 0.2% to $4,956,000 for fiscal year 2003 as compared to $4,944,000 for fiscal year 2002. As a percentage of sales, selling, general and administrative expenses increased to 29.1% for fiscal year 2003 as compared to 27.9% for fiscal year 2002. The increase in these expenses was a result of increased selling expenses of $225,000, offset by a reduction in the accounts receivable reserve of $98,000 as our exposure to bad debts was reduced, and other reductions in general and administrative expenses compared to fiscal year 2002.

Research and Development Expenses.    Research and development expenses increased 21.8% to $1,700,000 for fiscal year 2003 as compared to $1,396,000 for fiscal year 2002. As a percentage of sales, research and development expenses were 10.0% for fiscal year 2003 as compared to 7.9% for fiscal year 2002. The increase in the overall level of expenditures in fiscal year 2003 was a result of increased efforts to complete the design and development of several products.

Amortization of Acquired Intangibles.    Amortization of acquired intangibles was $239,000 in each of the fiscal years 2003 and 2002. The amortization of acquired intangibles related to the purchased technology we acquired in the Datasonics acquisition in fiscal year 1999.

Goodwill Impairment.    In the fourth quarter of fiscal year 2002, we completed an evaluation of our goodwill by comparing the fair value of our reporting units, as determined by an independent appraiser, to the reporting unit’s book value. This evaluation determined that an impairment of goodwill existed in the Undersea Systems Division reporting unit. As a result, an impairment charge of $2,081,000 was recorded in fiscal year 2002. We performed another valuation of our goodwill as of September 30, 2003 and determined that no further impairment existed.

Interest Income.    Interest income decreased to $3,000 for fiscal year 2003 as compared to $4,000 for fiscal year 2002.

Interest Expense.    Interest expense was $208,000 for fiscal year 2003 as compared to $248,000 for fiscal year 2002. The decrease in interest expense was a result of reduced principal on the term loan and reduced borrowings under the line of credit.

Gain on Sale of Real Estate.    In September 2003, we completed the sale of two parcels of real estate for a total sales price of $2,500,000. The real estate had a net book value of $171,000, which resulted in a gain of $2,208,000. The proceeds of sale were all collected by October 2003.

Provision (Benefit) for Income Taxes.    The provision for income taxes was $831,000 for fiscal year 2003 as compared to a benefit of $415,000 for fiscal year 2002. The effective tax rate for fiscal year 2003 was 59.2%. The effective tax rate for 2002 was (10.6%). The rate in 2003 was higher than the statutory rate primarily due to our providing a non-deductible valuation reserve of approximately $352,000 to reduce our deferred tax assets to zero.

Liquidity and Capital Resources

Sources of Liquidity.    Our primary sources of liquidity are cash provided by operating activities, cash and cash equivalents, and availability under our credit facility with a bank. For the 12 months ended March 31, 2005, cash provided by operating activities was $1,605,000, and as of March 31, 2005, cash and cash equivalents were $1,108,000 and we had $600,000 available to borrow under our credit agreement.

Cash Flows for the Six Months Ended March 31, 2005

Our cash and cash equivalents increased $867,000 from September 30, 2004 to March 31, 2005. The following table presents, for the six months ended March 31, 2005, the cash generated and used in our operations:

	Generated	Used
	(In thousands)
Depreciation and amortization (non cash)	$397	$—
Decrease in accounts receivable	630	—
Net income	432	—
Decrease in prepaid expenses and other current assets	44	—
Increase in customer deposits	51	—
Decrease in accounts payable and accrued expenses	—	(46)
Increase in inventories	—	(484)

Total	$1,554	$(530)

Cash Generated	$1,554
Cash Used	(530)

Total provided by operations	$1,024

Cash of $1,024,000 was provided by operating activities, primarily the result of the net income achieved during the first six months of $432,000, decreases in accounts receivable of $630,000, increases in customer deposits of $51,000 and depreciation and amortization of $397,000. These sources were partially offset by decreases in accounts payable and accrued expenses of $46,000 and an increase in inventory of $484,000 (which included $496,000 transferred to property, plant and equipment as demonstration equipment and $473,000 generated from the sale of demonstration equipment). We believe that our ability to maintain positive cash flow from operations is primarily related to our ability to maintain our operating profits, improve collection of accounts receivable through strict adherence to payment terms, reduce inventories by matching deliveries closer to scheduled shipment dates for our products, and manage accounts payable to vendors.

We used $99,000 of cash in our investing activities, primarily for purchases of property, plant and equipment.

We used $58,000 of cash in financing activities. Financing activities included the payment of $140,000 on the term loan partially offset by $82,000 in proceeds from exercise of stock options. We do not have any significant contractual obligations or commercial commitments aside from our obligation to the bank that requires quarterly principal payments of $70,000 through August 2006.

Cash Flows for the Fiscal Year Ended September 30, 2004

Our cash and cash equivalents increased $37,000 from September 30, 2003 to September 30, 2004. Our working capital increased by $1,110,000 to $3,767,000 at September 30, 2004 as compared to $2,657,000 at September 30, 2003.

The improvement in our working capital in fiscal year 2004 was primarily a result of (i) the receipt of $1,150,000 in proceeds from the sale of real estate, of which $600,000 was used to reduce the current portion of long term debt and $550,000 was used to reduce accounts payable and (ii) the improved sales volume and income from our operations in fiscal year 2004 that resulted in increasing accounts receivable and inventories by $1,030,000 and $201,000, respectively, and decreasing accounts payable by $393,000, which were partially offset by increasing accrued expenses by $397,000.

The following table presents, for the fiscal year ended September 30, 2004, the cash generated and used in our operations:

	Generated	Used
	(In thousands)
Net income	$674	$—
Increase in accounts receivable	—	(1,030)
Decrease in accounts payable and accrued expenses	—	(546)
Increase in inventories	—	(201)
Depreciation and amortization (noncash)	882	—
Customer deposits	41	—
Increase in prepaid expenses and other current assets	—	(15)

Total	$1,597	$(1,792)

Cash Generated	$1,597
Cash Used	(1,792)

Total used in operations	$(195)

We used cash of $195,000 in operating activities. Cash from operating activities was derived from the $674,000 net income during fiscal year 2004, depreciation and amortization of $882,000, and increases in customer deposits of $41,000. Cash was used as shown in the table above. Accounts receivable increased by $1,030,000, primarily due to increased sales in the final quarter of the current fiscal year as compared to sales in the quarter ended September 30, 2003. Decreases in accounts payable of $943,000 (resulting from the use in early fiscal year 2004 of some proceeds from the sale of real estate in the prior fiscal year to reduce vendor obligations), were partially offset by increases in accrued expenses of $397,000 (primarily comprised of income taxes of $111,000, management incentive compensation of $148,000, and profit-sharing of $70,000). Cash was also used for increases in inventory of $201,000 (which includes $937,000 transferred to property, plant and equipment as demonstration equipment and $984,000 generated from the sale of demonstration equipment), and increases in prepaid expenses and other current assets of $15,000.

We generated $1,030,000 of cash in our investing activities, primarily from the collection of $1,150,000 relating to the note receivable and other receivable — real estate which represented the remaining proceeds from the real estate transaction that took place in fiscal year 2003.

We used $798,000 of cash in financing activities. Financing activities include the payment of $879,000 on the term loan. Of this amount, $600,000 of these payments was available from proceeds from the real estate sale in fiscal year 2003 and $278,000 was from reduced payments of the reamortized principal under the term loan. We do not have any significant contractual obligations or commercial commitments aside from our obligation to the bank that requires quarterly principal payments of $70,000 through August 2006.

Credit Facility

We have a credit facility with a bank. This facility, as amended, provides for loans under two notes: a $5,500,000 variable rate term note and a $600,000 variable rate secured line of credit note. The term note is payable in 84 consecutive equal monthly installments of principal and accrues interest at prime (5.75% at March 31, 2005) plus 0.75%. The term note matures in August 2006. Principal payments under the term note will be $140,000 for the last six months of fiscal year 2005 and $255,000 in fiscal year 2006.

Under the line of credit, advances are limited to 45% of eligible accounts receivable; the availability under the line of credit on March 31, 2005 was $600,000. Advances under the line of credit are payable as follows: monthly payments of interest only and unpaid principal and accrued and unpaid interest at maturity. The interest rate under the line of credit is the same as under the term loan. There were no advances outstanding under the line of credit as of March 31, 2005. The line of credit expires January 31, 2006.

The credit facility is secured by substantially all of our assets and requires us to meet certain covenants, including debt service coverage. During the 12 months ended March 31, 2005, we satisfied all of the financial covenants under our line of credit and term loan agreement with the bank.

Our outstanding indebtedness under the credit agreement with a bank as of March 31, 2005, was $395,000 and such indebtedness will mature in August 2006. During the 12 months ended March 31, 2005, we generated $1,605,000 of cash from operating activities. Even if this offering is not successfully completed, we believe that we will have sufficient cash from operating activities, cash balances, our existing line of credit and other potential financing sources to continue operations for the next 12 months.

Recently Issued Accounting Pronouncements

In November 2004 the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” which was the criterion specified in ARB No. 43. In addition, this statement requires that allocation of fixed production overheads to the cost of production be based on normal capacity of the production facilities. This pronouncement is effective for us beginning October 1, 2005. We have not yet assessed the impact of adopting this new standard.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for us in reporting periods beginning after September 30, 2006. We have not yet assessed the impact of adopting this new standard.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The new standard will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We have not yet assessed the impact of adopting this new standard.

BUSINESS

Benthos, Inc. was founded in 1962 to manufacture oceanographic products, and was incorporated as a Massachusetts corporation in 1965. Since 1962, we have developed and acquired new technology and products. Currently, we have two divisions: our Undersea Systems Division and our Package Inspection Systems Division.

Our Undersea Systems Division comprises our original business and designs, develops, manufactures and sells products and services used in oceanographic and underwater environments to the commercial, scientific, military and governmental markets. The uses for these products include oceanographic research, oil and gas exploration and production, hydrographic survey, port and harbor security, and underwater location, communication, marking and navigation. The product range includes acoustic transponders used for location marking and navigation, acoustic release devices used for recovering instrumentation packages from the depths of the ocean, hydrophones used for geophysical exploration and sound detection, remotely operated vehicles, or ROVs used for ship hull inspection and recovery tasks, glass flotation products used to house instruments and to provide buoyancy, side scan sonar, swath bathymetry and sub bottom profilers used for seabed imaging, acoustic modems used to transmit digital data underwater, and acoustic pingers used to locate and mark objects lost underwater such as aircraft flight data and voice recorders. We market our undersea products under the trade name “Benthos.”

Our Package Inspection Systems Division was formed in 1971 using certain acoustic technology originally developed for oceanographic products. This Division designs, develops, manufactures and sells systems used to inspect the integrity of containers in the food, pharmaceutical, dairy, chemical, personal care and beverage industries. The customers for these systems include manufacturers of products packaged in glass bottles, aluminum and steel cans, glass jars, and, increasingly, flexible plastic containers. We market these systems under the trade name “TapTone.” TapTone systems integrate various sensor technologies with digital signal processing techniques in order to inspect containers for leakage, seal integrity, low or high pressure or vacuum, fill level, and similar packaging defects. TapTone systems may be used as quality control tools to provide inspection at production speeds or as off-line inspection devices to periodically validate package integrity.

Principal Products

Undersea Systems Division

Our undersea products and services are divided into three groups as follows:

Underwater Acoustics

Acoustic Devices. Our underwater acoustics products include SMART™ (Smart Modem Acoustic Release Technology) releases, acoustic releases and companion topside control systems, transponders, and altimeters. Transponders are used to transmit and receive acoustic signals underwater for the purposes of determining location, navigation, or sending and receiving data. These products are used for scientific research, salvage and ship positioning operations, undersea warfare, and general commercial use. We manufacture both expendable and recoverable products. Our transponder line includes low cost models that transmit a limited signal selection in response to a received command, as well as more sophisticated models that can be programmed to transmit a wide variety of signals in response to received commands. Transponders are monitored by and communicate with companion topside units that are typically located on board a ship.

Acoustic releases are used to release underwater anchored instruments, allowing them to return to the surface, in response to an acoustic command signal transmitted from the surface. The SMART™ release combines the mechanism of a release with the communication capabilities of an underwater acoustic modem.

The SMART™ release can be connected to an instrument package being deployed and can transmit vital information or data samples after the deployment or during periodic inspections thereafter. The acoustic release product line includes both deep water (up to 12,000 meters), heavy duty, releases as well as shallow water (up to 600 meters), light duty, low cost releases. Releases are operated with companion topside control units.

Altimeters are used to determine the elevation from the seabed of an object or vehicle in the water.

Locator Pingers and Transponders. Locator pingers are small acoustic transmitters designed to operate in water to produce continuous acoustic signal. Using a suitable receiver, an underwater object equipped with a locator pinger may be found by listening for the pinger’s acoustically-emitted signal. Locator pingers are most commonly installed on commercial and military flight data and voice recorders, often referred to as “black boxes,” but may also be used on other objects such as torpedoes, remotely operated vehicles, or ROVs, ships and shipping containers.

Locator transponders are similar to pingers, which enable a diver to determine distance, in addition to direction, as an added feature. Customers for transponders primarily include the military and scientific communities.

Acoustic Modems. Acoustic modems are used to send and receive digital data underwater using acoustic pressure signals. We manufacture several different configurations of modems dependent on the specific requirements of the applications, including the SMART™ Modem. Underwater acoustic modems utilize a sending and receiving transducer, suitable digital electronics for coding and decoding acoustic signals and proprietary software algorithms to enable the modems to communicate in the underwater environment.

Applications for acoustic modems include:

•	Military applications including unmanned undersea vehicles (UUV), autonomous undersea vehicles (AUV), manned vehicles (submarines), command and control, autonomous ocean sampling network communications, and tactical underwater local area networks.

•	Oceanographic applications including real time command, control and acquisition of data from underwater instrumentation such as current profilers, current meters, tide gauges, and tsunami warning systems.

•	Offshore oil and gas industry applications including command, control and acquisition of data from underwater instrumentation, long range communications with remote wellhead locations, and wireless communications between platform and sea floor instrumentation.

The SMART™ Modem is a modem imbedded in a glass instrument housing utilized for flotation and combined with a release mechanism. This combination provides the communication capability of a modem with buoyancy and a release system used for self-recovery.

Contract Research and Engineering Services. We periodically perform research under contract and custom engineering design for both commercial and government agencies. Generally these contract research and development activities support our primary product development efforts and are used to offset a portion of the costs associated with advanced research and development.

Geophysical Exploration Equipment

Hydrophones. Hydrophones are underwater sensors designed to produce an output signal in response to an acoustic pressure signal. They are underwater microphones. Our hydrophone products are typically used in the offshore oil and gas exploration industry, where they monitor acoustic sound waves generated by the reflections of an acoustic signal as it bounces off the various geological layers beneath the ocean floor. These data are used to generate information about the geological structure beneath the ocean as a means of locating promising oil and gas exploration sites or monitoring existing sites. Our hydrophone product line is also used in military applications to listen for and detect submarines and other vessels under and on the surface of the ocean. Hydrophones may also be sold to research institutions for various applications such as listening to marine animals.

Our hydrophone product line includes sophisticated models that offer high sensitivity and can operate at great depth without significant variation in response, as well as low cost models for the seismic research industry that are produced in high production volumes. Our hydrophone products may be used with companion amplifiers that convert the electrical signals to usable formats and they may be integrated into arrays, which are groupings of hydrophones assembled together in long tubes for the purpose of added acoustic sensitivity and for listening to acoustic signals over a long distance. Hydrophones may have sensitive military applications that make them subject to U.S. expert control regulations. We hold a U.S. patent on a pressure-sensitive switch that enables our hydrophones to be sold in compliance with U.S. export control regulations.

Geophysical Systems Products. The geophysical systems product line has two main components:

Side scan sonar systems consist of an underwater towed body, commonly referred to as a “towfish,” and an electronic control and display package. The towfish emits an acoustic signal while it is being towed and then listens for the signal’s reflections that are generated by the sea floor and objects on the sea floor. These echoes are then electronically processed in hardware and by software and subsequently used to generate a visual image of the sea floor. Side scan sonars are commonly used to conduct underwater surveys in order to plan the routing of pipes and cables, locate shipwrecks and similar objects and determine the overall structure and nature of the ocean bottom. They are also used in mine countermeasure warfare and harbor clearance. We have recently launched the Benthos C3D product, which combines swath bathymetry and side scan sonar enabling a topographic representation of the data in a three dimensional view. We have designed our C3D product to be suitable for such uses as harbor and ocean floor surveillance, searching for significant locations of fish, military mine countermeasures and salvage recovery.

Sub bottom profilers utilize a towfish or hull-mounted transducer array and topside electronic control and display devices. The towfish emits acoustic signals that penetrate the surface of the sea floor. Some of the acoustic energy is reflected back and received by the towfish. These reflected signals are processed electronically in hardware and by software and are used to generate a visual image of the structure beneath the sea floor. Sub bottom profilers are used to locate buried objects such as shipwrecks and shallow mineral deposits and to aid in hydrographic surveys by providing information about the seabed structure.

Other Undersea Products

This category of products in our Undersea Systems Division includes:

Remotely Operated Vehicles (ROVs). ROVs are unmanned underwater vehicles that are controlled from the surface by skilled operators. Our Stingray ROV product line includes a number of specialized designs that are aimed at specific markets. These markets include the research sector, where ROVs may be used as a camera delivery system for visual documentation and inspection, and the government sector (military, state and local municipalities), where they may be used for remote inspection and to retrieve or deliver objects. Our ROV products are also used in port and harbor security operations for ship hull and pier inspection and in the oil and gas sector to inspect drilling support structures such as anchor chains or risers. ROV systems have also been used by the entertainment industry.

Glass Flotation. We manufacture a line of glass spheres that are used to provide buoyancy to underwater products and systems and may be used to house instruments and electronics, such as transponders. Glass spheres are offered in three sizes depending on the individual requirements of buoyancy and/or housing size. We also customize our glass spheres for individual customer requirements by providing various transmissivity curves, penetrations, machined surfaces and electrical connectors. Glass spheres are normally provided with companion plastic “hard hats” that allow for protection of the glass from breakage and for safe transport. Principal customers include research laboratories, the U. S. Navy and various international users.

Package Inspection Systems Division

Our package inspection systems are used to inspect glass bottles, aluminum and steel cans, glass jars and flexible plastic containers for a variety of defects. The TapTone product line includes the following:

TapTone 100. The TapTone 100 system is a low cost inspection system that uses a proximity sensor to measure the deflection of the metal lid on a container. These data are used to determine if the container meets preset quality acceptance criteria based upon lid deflection and its correlation with the vacuum inside the container. TapTone 100 systems are normally used to inspect steel cans and glass jars with metal lids. TapTone 100 systems are on-line, high speed inspection systems designed to test 100% of the containers on a production line, rejecting containers that are determined to be defective. This system accommodates up to six optional inspection inputs for cocked cap, missing cap, missing foil seal, missing label, missing tamper bands, and other optional inputs selected by the customer.

TapTone PBI-100. The PBI-100 system finds and rejects leaking and damaged flexible packages through the use of a side transport conveyor to apply a uniform force to a container. During transport, two or more sensors monitor the container. The sensor’s output is analyzed using algorithms we have developed to determine if the package has a detectable defect. The PBI-100 is used to test package integrity on products such as household and industrial chemicals, pharmaceutical and personal health care products, and food and beverages packaged in flexible packages.

TapTone 300. The TapTone 300 is a fill level device that expands on TapTone’s X-ray based inspection technology and offers underfill and overfill detection on cans, bottles, jars and other containers. This system accommodates up to six optional inspection inputs for cocked cap, missing cap, missing foil seal, missing label, missing tamper bands, and other optional inputs selected by the customer.

TapTone 500. The TapTone 500 is a universal inspection controller that replaces earlier products such as the TapTone II and the Turbo Tracker. The TapTone 500 offers several improvements over earlier products and is designed to accept a wide variety of inspection sensors as inputs. These sensors include:

•	Acoustic for leak detection on beer bottles;

•	Proximity for vacuum and pressure detection on cans and other containers with metal lids;

•	Laser for vacuum and pressure detection on plastic bottle closures that display lid deflection;

•	Force for pressure detection on pressurized plastic bottles that do not display lid deflection;

•	Compression for leak detection on plastic bottles without vacuum or pressure; and

•	X-ray for fill level measurement in most container types.

New Products

During the fiscal year ended September 30, 2004, we introduced four new products. These are:

•	PBI 100-E, which is based on the inspection principle of the PBI-100. PBI 100-E was introduced to meet the electrical and hardware standards of the European packaging industry.

•	TapTone 500 Force and Compression Sensors, which were launched to address the leak detection requirements of the beverage, dairy, food, industrial, personal care, and pharmaceutical markets for items packaged in plastic bottles and cups. These sensors can inspect items with or without internal pressure. The sensors integrate into new and existing TapTone 500 Universal Controllers.

•	SMART™ Release SR100, which uses Smart Modem And Release Technology that combines the mechanism of a release with the communication capabilities of an underwater acoustic modem. SMART™ Release SR100 can be connected to an instrument package being deployed and can transmit vital information or data samples after the deployment or during periodic inspections thereafter.

•	SMART™ Modem SM75, which is a modem imbedded in a glass instrument housing and combined with an acoustic release mechanism. This combination provides the communication capability of a modem with the buoyancy and release system used for self-recovery.

We are nearing completion of the TapTone 1000, in which we plan to incorporate significant enhancements to the features of the TapTone 500. We are designing the TapTone 1000 to be the first TapTone product that will add a touch-screen color graphical user interface and allow connectivity to the user’s network.

Distribution and Marketing Methods

Our Undersea Systems and Package Inspection Systems Divisions market our products through direct sales and separate international networks of independent sales representatives and distributors. Our Package Inspection Systems Division also utilizes direct salespersons for certain territories in the United States and Europe. We have sales representatives and/or distributors in North America, South America, Europe, Asia, Africa and Australia. Domestic and international customers may also order our products directly from our headquarters in Massachusetts. Both of our divisions participate in a number of trade shows and exhibitions around the world. We also maintain an internal staff of trained sales and marketing personnel with experience and expertise in the markets we serve.

Competition

We operate in competitive, specialized and in most cases, fragmented markets, particularly in the case of our Undersea Systems Division. Certain of our markets, such as glass flotation and geophysical hydrophones, are relatively small and the number of competitors is limited. In other markets, such as remotely operated vehicles, or ROVs, and package inspection systems, the market is larger and we compete with a significant number of well-established companies that have significantly more resources than ours. The level of competition in our markets also varies based upon how our current and potential competitors then evaluate market conditions. Our most important markets are dependent upon macro-economic factors such as:

•	the price of oil and gas which can impact the demand for marine oil and gas exploration (and therefore many of the products of our Undersea Systems Division),

•	Department of Defense related budgets for maritime research (and therefore the ability of various governmental agencies to finance purchases of product and fund research and development that we perform for those agencies), and

•	demand for commercial aircraft (which affects the market for our locator pingers).

Demand for our Package Inspection Systems Division products is affected by industrial capital equipment cycles and expenditures in the food, pharmaceutical, dairy, chemical, personal care and beverage industries.

Under our arrangement with Sercel, Inc., we currently have a non-exclusive worldwide license to use certain technology owned by Sercel that allows us to manufacture our GeoPoint hydrophones. During the first three years of the license, we had the exclusive right to manufacture the hydrophones using the licensed technology. Several years ago, the license converted from an exclusive license to a nonexclusive license. The term of the license has expired, but we, as licensee, have the right to continue to use the licensed technology to make, distribute, use and sell the licensed product. Subject to our retained right, Sercel as the owner of the licensed technology also has the right to use the licensed technology to make, distribute, use and sell the licensed product.

Sercel is one of our largest customers (approximately 13% and 21%, respectively, of our net sales in fiscal 2004 and the six months ended March 31, 2005), and substantially all of our revenues from Sercel consist of sales of hydrophones. Due to the current high level of activity in the oil and gas exploration industry, Sercel has advised us that it is seeking to develop a second source of supply for GeoPoint hydrophones. Should Sercel develop an alternative source of GeoPoint hydrophone production, some or all of our GeoPoint hydrophone sales to Sercel could be replaced by that new source. If Sercel discontinued purchasing GeoPoint hydrophones from us, our sales would decline to the extent that we were unable to replace such sales to Sercel with sales to other customers. Furthermore, if Sercel were to use the licensed technology to manufacture its own hydrophones, we could become a competitor with one of our major customers with respect to hydrophones.

Both our Undersea Systems and Package Inspection Systems Divisions compete on the basis of brand recognition, company reputation, technological expertise, product reliability and technical support as well as price or cost to the customer. We pursue patent protection for our products when possible. Unlike some of our competitors, we test all of our undersea products in pressure chambers to ensure their successful operations at rated depths. We also compete by providing customers with trained field service representatives and applications engineering support. We seek to establish long-standing relationships with our customers in both our divisions’ market segments.

Underwater Acoustics

Our acoustic releases compete against products from InterOcean Systems, Inc., Edgetech, Inc. Sonardyne International Ltd., and iXSea Inc. Our locator pingers compete against those produced by Dukane Corporation. Our acoustic modems compete against devices produced by LinkQuest, Inc., Sercel and Sonardyne.

Geophysical Exploration Equipment

Our hydrophones compete against products made by Teledyne, Sensor Technology Limited and Input/Output. Our C3D side scan sonar and sub bottom profilers compete against products from L-3 Communications Klein Associates, Inc., Edgetech, Inc., and GeoAcoustics Ltd.

Other Undersea Products

Our Stingray ROVs compete against products from Deep Ocean Engineering, Seaeye Marine, Ltd., Hydrovision Ltd. and a number of smaller companies.

Our glass flotation and instrument housings compete against products from Nautilus Marine Service GmbH and other private companies.

New Markets

Our Undersea Systems Division is designing systems using current products and technology to produce solutions directed at both tsunami warning systems applications and port and harbor security. The plan announced by the U.S. Government on January 14, 2005 to spend $37.5 million to construct tsunami warning systems for east and west coast protection, and the recent estimates from the Homeland Security Research Corporation and Civitas Group llc that investment in homeland security in the United States will grow to $130 billion in 2010 and that investment in port and harbor security will equal 6% of that amount, indicate that there will be significant opportunities in these two new markets. We expect to face stiff competition in these new markets from the major competitors of our Undersea Systems Division described above, and that technical expertise, reliability of service and price will be the key metrics of success.

Package Inspection Systems Division

The market for quality control and testing for package integrity in industrial markets is large. We compete in a few specialized sectors of this market, including the pressure and vacuum test market, leak and pressure detection and x-ray based fill or content levels. Our principal competitors in these markets are Peco, Krones, Thermo Electron, Heuft, and Industrial Dynamics.

Sources and Availability of Raw Materials

The products of both our divisions generally utilize mechanical and electrical components that are readily available from a wide variety of domestic and foreign vendors. Some components are specially designed for specific products and are purchased from a single vendor. We purchase a ceramic component used in our geophysical hydrophone products from a single vendor, although we believe that there are other vendors that possess the capability to provide a replacement component. We have not experienced any problems with the supply of our raw materials and we believe that our sources of supply are adequate for our present and future requirements.

Dependence on Major Customers

During fiscal year 2004, two customers of our Undersea Systems Division, the U.S. Government (comprised of contracts and orders from multiple agencies) and Sercel, Inc., each represented approximately 13% of our net sales. During the six months ended March 31, 2005, these two customers represented approximately 13% and 21%, respectively, of our net sales. In fiscal year 2003, no single customer represented more than 10% of our net sales. See “Risk Factors—We are dependent on major customers” for additional information.

Patents, Trademarks and Other Agreements

We possess 16 patents pertaining to the design and manufacture of our products, and we have filed a patent application relating to our SMART™ technology. We have also trademarks for several of our brand names. We seek patent protection, to the extent we believe such patents may be obtained, on products and designs that we consider important to our future. However, we believe that quality and technical superiority, rather than patent protection, are the most important criteria for our future success. We do not license any of our patents or designs to others at this time.

We are a licensee under an exclusive agreement with Simon Fraser University regarding certain technology in the geophysical product line and an exclusive agreement with Woods Hole Oceanographic Institution regarding a patented compact bathyphotometer. The Simon Fraser University license expires on August 31, 2007 at which time it will revert to an irrevocable nonexclusive license provided that we pay the royalties required under the license. The Woods Hole Oceanographic Institution agreement automatically terminates upon the expiration or lapse of the underlying patent (February 10, 2018) or in the event certain licensed processes, as defined in the agreement, are found invalid by a court of competent jurisdiction. We are also a licensee under an nonexclusive agreement with Sercel, Inc. for a patent pertaining to the design of our GeoPoint hydrophone product. The original term of the Sercel license expired in December of 2001 and thereafter we have a nonexclusive worldwide license to make, distribute, use and sell the licensed products and to practice the licensed processes, as defined therein, on the same terms and conditions as are set forth in the agreement.

Government Approvals and Contracts

There are no government approvals required for any of the products which we currently manufacture, other than Federal Aviation Administration approval for locator pingers and governmental X-ray standards for certain of our Package Inspection Systems Division products. During fiscal 2004, we derived 19.2% of the sales of our Undersea System Division from U.S. military procurement contracts, primarily contracts with the U.S. Navy. We have no information which would cause us to believe that such military procurement contracts will not continue in the future. We believe that since we have conducted business with the U. S. Government for many years, we have established a good relationship with the U.S. Government.

Effect of Government Regulations

We are not aware of U. S. Government regulations or pending legislation that would adversely affect the future sales of our products. The U.S. Commerce Department has recently increased scrutiny of transactions with foreign countries in view of the international war on terrorism. In addition, U.S. export controls require that we obtain export licenses in connection with the sale of certain of our Undersea Systems Division products to customers in certain countries. We must spend more time on the sale of products that require an export license than for sales which do not require such licenses. We have implemented procedures designed to ensure compliance with the requirements imposed on us by the export control rules and have engaged an export control consultant who regularly confers with us on export control issues. From time to time, foreign governments also change their regulations affecting the products which we sell in those countries, and our compliance with those regulations can affect the level of sales of our products in those countries.

Research and Development

We maintain an internal staff of engineers and external consultants with experience and expertise in the technologies we utilize. We fund a portion of our research and development internally and recognize the related costs against the results of our operations. We also perform research and development on a contract basis for customers (primarily U.S. government agencies and their prime contractors) that pay for such activities on a cost-plus, fixed-fee basis. We include the amount of such payments by our customers within our net sales. Research and development expenditures (exclusive of amounts funded by customers and included in net sales) were $1,687,000, $1,700,000, and $1,396,000 for the fiscal years ended September 30, 2004, 2003 and 2002, respectively, and $956,000 and $794,000 for the six months ended March 31, 2005 and 2004, respectively. During the fiscal years ended September 30, 2004, 2003, and 2002, our net sales included $1,529,000, $640,000, and $717,000 of payments by customers to perform research and development activities on their behalf, and during the six months ended March 31, 2005 and 2004, the respective amounts of such payments were $774,000 and $519,000.

Environmental Protection Regulations

We believe that our compliance with current federal, state, and local environmental regulations will not have a material adverse effect on our capital expenditures, earnings, or competitive position.

Employees

As of March 31, 2005, we employed 134 full-time individuals, 33 of whom were engaged in research and development, 72 in manufacturing and 29 in sales, marketing and administrative positions. Of the 134 full-time employees, 21 were employed on a temporary basis. None of our employees is covered by a collective bargaining agreement. We believe that we maintain good relations with our employees.

Property

We own our corporate facility in North Falmouth, Massachusetts, which consists of 26,000 square feet of office and light industrial manufacturing space in a single-story, industrial building on a six-acre rural site. The facility has been recently modernized and is in good condition. Our Undersea Systems and Package Inspection Systems Divisions share the same facility. We consolidated the operations and staff of both our divisions during the fourth quarter of fiscal year 2003 and at the same time sold certain excess real estate.

Legal Proceedings

We are not currently involved in any material legal proceedings.

DIRECTORS AND EXECUTIVE OFFICERS

Our current directors and executive officers are as follows:

Name	Age	Position
Samuel O. Raymond	76	Chairman Emeritus of the Board of Directors and Director of Research
Ronald L. Marsiglio	58	President, Chief Executive Officer and Director
Stephen D. Fantone	51	Chairman of the Board of Directors
A. Theodore Mollegen, Jr.	67	Director
Gary K. Willis	59	Director
Arthur L. Fatum	52	Director
Francis E. Dunne, Jr.	58	Vice President, Chief Financial Officer and Treasurer
James R. Kearbey	41	Vice President, General Manager, Package Inspection Systems Division
Francois Leroy	42	Vice President, Sales and Marketing, Undersea Systems Division
Richard B. Martin	47	Director of Purchasing and Production

Our Board of Directors is classified into three classes, with the members of the respective classes serving for staggered three-year terms. Class I, consisting of Messrs. Marsiglio and Willis, is eligible for re-election at the 2006 annual meeting; Class II, consisting of Mr. Mollegen and Dr. Fantone, is eligible for re-election at the 2007 annual meeting; Class III, consisting of Messrs. Raymond and Fatum, is eligible for re-election at the 2008 annual meeting. Officers of the Company serve at the pleasure of the Board of Directors.

The following information is provided with respect to the business experience of each of our directors and executive officers:

Mr. Raymond founded the Company in 1962 and served as its President for 20 years. He previously served as Chairman of the Board from 1965-1982 and from 1989 to January 1997. Mr. Raymond most recently served as the President and Chief Executive Officer from June 1995 to April 1996. Mr. Raymond has served as a director since 1965. In January 1997, Mr. Raymond was elected as Chairman Emeritus of the Board of Directors and Director of Research. Mr. Raymond has a B.S. in Mechanical Engineering from M.I.T., holds nine U.S. patents, and is the author of several technical papers on undersea technology. He was instrumental in the development and marketing of many of our original products in both our Undersea Systems and Package Inspection Systems Divisions. On July 31, 2005, Mr. Raymond will cease to be an employee of the Company but will continue as a director.

Mr. Marsiglio has served as President, Chief Executive Officer and a director since May 21, 2001. Prior to joining the Company he was President and Chief Executive Officer of VDO North America (1998-2001), a division of Mannesmann VDO, a global automotive parts supplier. From 1975 to 1998, Mr. Marsiglio was employed by Philips Electronics. During those years he held various positions in consumer electronics including Senior Vice President and General Manager of the Philips/Magnavox television business in North America. His most recent position with Philips was President and Chief Executive Officer of Philips Automotive Electronics before it was sold to Mannesmann VDO in 1998. Mr. Marsiglio has a BSEE from the University of Illinois and an M.B.A. from Loyola University in Chicago.

Dr. Fantone became a director of the Company in March 1995 and was elected Chairman of the Board of Directors in January 1997. Since 1982, he has been President and Chief Executive Officer of Optikos Corporation, an optical engineering firm that he founded and which specializes in the design and manufacture of optical products and instrumentation and optical test equipment. He has B.S. degrees in Electrical Engineering and Management from M.I.T. and a Ph.D. from the Institute of Optics at the University of Rochester. Dr. Fantone

has been awarded 60 U.S. patents and is the author of numerous technical papers and articles on optical technology. He is also currently a Senior Lecturer in the Mechanical Engineering Department at M.I.T., a Trustee of the Sea Education Association, and Treasurer of the Optical Society of America. From January to May 2001, Dr. Fantone served as President and Chief Executive Officer of the Company on an interim basis.

Mr. Mollegen has served as a director of the Company since 1985. He is the President and Chief Executive Officer of Allied Resources Corporation, a company which provides engineering, technical training, and safety management services to industrial firms. Before founding Allied Resources in 1993, Mr. Mollegen was for 16 years the Chief Executive Officer of Analysis & Technology, Inc., a provider of engineering and technical services to the U.S. Navy. He is a member of the Arts and Technology Advisory Council for Connecticut College, and a member of the Advisory Committee of the Connecticut Small Business Development Center, an agency jointly sponsored by the University of Connecticut Graduate School of Business and the U.S. Small Business Administration. Mr. Mollegen has a B.E. in Electrical Engineering from Yale University and is the author of over 90 technical papers and reports on undersea topics. He is also a member of the national board of directors (Executive Council) of the U.S. Episcopal Church.

Mr. Willis has been a director of the Company since 1998. In November 2000, Mr. Willis retired from Zygo Corporation, a supplier of high precision yield improvement and metrology systems, where since November 1998, he had been Chairman of the Board of Directors. Mr. Willis had also served as a director of Zygo Corporation since February 1992 and as President (1992-1999) and Chief Executive Officer (1993-1999) of that corporation. Before joining Zygo, he was the Chairman, President and Chief Executive Officer of The Foxboro Company, a manufacturer of process control instruments and systems. Mr. Willis is also a director of Rofin-Sinar Technologies, Inc. (industrial laser systems), Plug Power Inc. (commercial and residential fuel cells), and Middlesex Health Services, Inc., a Connecticut-based health care provider. Mr. Willis has a B.S. in Mechanical Engineering from Worcester Polytechnic Institute.

Mr. Fatum has been a director of the Company since January 6, 2000. From September 2003 to January 2005, he was Chief Financial Officer of MediaLive International, Inc., a leading global producer of technology events, conferences, and related media and services. From April 2002 to August 2003, he was Chief Corporate Officer of CNET Networks, Inc., a global Internet media company specializing in technology information. From October 2000 to December 2002, he was also President of CNET Networks International Media, a division of CNET Networks, Inc. From July 2000 to October 2000, he was Executive Vice President and Chief Financial Officer of ZDNet, Inc., a global Internet media company acquired by CNET in October 2000. From November 1998 to June 2000, he was Vice President and Chief Financial Officer of PictureTel Corporation (a company engaged in the development, manufacture and support of video conferencing and visual and audio collaboration solutions). Mr. Fatum has also held senior management positions with General Electric Company and Dun & Bradstreet Corporation. Mr. Fatum has a B.S. in mathematics from State University of New York and is a graduate of GE Management Development Institute.

Mr. Dunne has been Treasurer and Chief Financial Officer of the Company since 1997 and Vice President since January 2000. Before joining the Company, he was Chief Financial Officer of Kinney Vacuum Company, then an operating division of General Signal Corporation (1993-1996). Kinney Vacuum Company is a manufacturer of industrial vacuum pumps and pump systems for the food packaging, chemical and pharmaceutical, heat treating, automotive, and other industries. Mr. Dunne has a B.S. degree in Accounting from St. John’s University, an M.B.A. in Finance from Long Island University, and is a Certified Public Accountant.

Mr. Kearbey was appointed as Vice President and General Manager of our Package Inspection Systems Division on December 1, 2000. Before this appointment, Mr. Kearbey was General Manager of the Package Inspection Systems Division from 1998 to 2000 and Western Regional Sales Manager for the Package Inspection Systems Division from 1996 to 1998. Before joining the Company, he was the National Sales Manager at Sasib Packaging Systems, a manufacturer of packaging equipment for the food industry (1994-1996). Mr. Kearbey holds a B.A. degree from National Louis University and an M.B.A. from Keller Graduate School of Management.

Mr. Leroy was appointed as Vice President, Sales and Marketing our Undersea Systems Division on April 10, 2003. Before this appointment, Mr. Leroy was Vice President, Finance and Sales of Triton Elics International, Inc. (TEI) located in Watsonville, California from 1996 to 2003. TEI is a software developer and system integrator for data acquisition and image processing systems for oceanographic survey, oil and gas exploration and military applications. Mr. Leroy holds a degree in International Business and Finance from EPSCI in Paris.

Mr. Martin has served as Director of Purchasing and Production since February 2002. From July 2001 to February 2002, he was the Materials Manager for Pacific Scientific, a division of the Danaher Motion Group of the Danaher Corporation, a manufacturer of electronic controls for servo motors for the printed circuit board assembly industry. From 1999 to 2001, Mr. Martin was the Materials Manager for C&K Components in Watertown, Massachusetts. C&K is a division of ITT Industries and is a manufacturer of electronic and micro switching devices. From 1996 to 1999, Mr. Martin served as the Unit Manager of Materials and Logistics for Greenfield Industries, a division of Kennametal Industries located in South Deerfield, Massachusetts. The Deerfield operation manufactured and distributed metal cutting tools to both industrial and retail customers. Mr. Martin attended the United States Coast Guard Academy for two years and holds a B.S. in Business Administration from Rochester Institute of Technology in Rochester, N.Y.

There are no family relationships among our directors or executive officers.

Board Committees

Our Board of Directors has established three Committees, the Audit Committee, the ESOP Committee, and the Compensation Committee. A majority of the Board of Directors and each member of a Committee is an “independent” director as defined in Rule 4200(a)(15) of The Nasdaq Stock Market listing standards and applicable Securities and Exchange Commission regulations, and the members of our Audit Committee are eligible for such membership under applicable Nasdaq listing standards.

The Audit Committee selects the independent registered public accounting firm to audit our financial statements on an annual basis and reviews and discusses the plan for and the results of the annual audit with that firm. The Audit Committee also approves any non-audit services to be provided by that firm and reviews our internal control and accounting system. The present members of the Committee are Messrs. Fatum, Mollegen and Willis.

The ESOP Committee administers our Employee Stock Ownership Plan. Mr. Mollegen is the sole current member of the ESOP Committee.

The Compensation Committee establishes the compensation of senior officers and grants options under our employee stock option plan. The current members of the Compensation Committee are Messrs. Mollegen, Fatum and Willis.

The Board of Directors serves as our Nominating Committee. In the view of the Board of Directors, it is not necessary that we have a standing nominating committee because it believes that all our directors should participate in the nomination of candidates for election as directors.

Related Party Transactions

Except as described elsewhere in this prospectus, we have not since the commencement of our fiscal year on October 1, 2002 entered into any material transactions or other arrangements with any of our directors, officers, or five percent or greater shareholders, or any immediate family members or entities affiliated with any such persons, whereby any such person had any direct or indirect material interest. We have no current plans to enter into any future transactions or other arrangements with any such persons or entities on terms less favorable to our Company than could be obtained from an independent third party.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following information is furnished as of May 10, 2005 with respect to the beneficial ownership of shares of our common stock by all of our directors, each executive officer named in the summary compensation table under “Executive Compensation” in this prospectus, all of our directors and executive officers as a group, and all persons known to be the beneficial owners of more than five percent of our outstanding common stock. Unless otherwise indicated, each of the persons named below held sole voting and investment power over the shares listed below as of said date.

In accordance with the rules of the Securities and Exchange Commission, shares which an individual has the right to acquire pursuant to stock options which are exercisable within 60 days are considered to be beneficially owned and, for purposes of calculating the percentage ownership of stock for an individual who holds exercisable stock options, such shares are also considered to be outstanding. Reference should be made to the footnotes below for further information as to each individual listed.

Name and Address(1)	Shares Beneficially Owned		Percent of Outstanding Common Stock
Samuel O. Raymond	157,299	(2)	11.2%
Barclays Global Advisors, NA.	89,353	(3)	6.3%
Stephen D. Fantone	101,500	(4)	7.0%
Ronald L. Marsiglio	115,252	(5)	7.6%
A. Theodore Mollegen, Jr.	29,000	(6)	2.0%
Gary K. Willis	39,000	(7)	2.7%
Arthur L. Fatum	37,500	(8)	2.6%
Francis E. Dunne, Jr.	44,808	(9)	3.1%
James R. Kearbey	19,275	(10)	1.4%
Richard B. Martin	998	(11)	*
Francois Leroy	8,250	(12)	*
All directors and executive officers as a group (10 persons)	552,882	(13)	32.5%

*	Less than 1.0%.
(1)	Except as set forth below, the address of each of the individuals set forth in the table is c/o Benthos, Inc., 49 Edgerton Drive, North Falmouth, Massachusetts 02556-2826. The address of Barclays Global Advisors, NA is 45 Fremont Street, 17th Floor, San Francisco, California 94105.
(2)	Includes 2,615 shares owned by the Company’s Employee Stock Ownership Plan, or ESOP, over which Mr. Raymond has sole voting power. Also includes 1,109 shares owned by Mr. Raymond’s wife and 27,738 shares owned by Mr. Raymond’s children, as to which shares Mr. Raymond disclaims beneficial ownership.
(3)	Based solely upon the report on Form 13G dated December 31, 2004, filed by Barclays Global Advisors, NA. with the Securities Exchange Commission.
(4)	Includes 51,500 shares which Dr. Fantone has the right to acquire through the exercise of stock options.
(5)	Includes 111,250 shares which Mr. Marsiglio has the right to acquire through the exercise of stock options. and two shares owned by the Company’s ESOP over which Mr. Marsiglio has sole voting power.
(6)	Includes 18,500 shares which Mr. Mollegen has the right to acquire through the exercise of stock options.
(7)	Includes 24,000 shares which Mr. Willis has the right to acquire through the exercise of stock options.
(8)	Includes 18,500 shares which Mr. Fatum has the right to acquire through the exercise of stock options.
(9)	Includes 41,000 shares which Mr. Dunne has the right to acquire through the exercise of stock options and 808 shares owned by the Company’s ESOP over which Mr. Dunne has sole voting power.
(10)	Consists of 18,601 shares which Mr. Kearbey has the right to acquire through the exercise of stock options, and 674 shares owned by the Company’s ESOP over which Mr. Kearbey has sole voting power.

(11)	Consists of 998 shares which Mr. Martin has the right to acquire through the exercise of stock options.
(12)	Consists of 8,250 shares which Mr. Leroy has the right to acquire through the exercise of stock options.
(13)	Includes an aggregate of 292,599 shares that the directors and executive officers have the right to acquire through the exercise of stock options.

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by us during our last three fiscal years to the only person who served as our chief executive officer during our fiscal year ended September 30, 2004 and the only other executive officers who received an annual salary and bonus exceeding $100,000 during that fiscal year.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation		Shares Underlying Options Granted	All Other Compensation
		Salary	Bonus
Ronald L. Marsiglio,	2004	$250,000	$72,400	5,000	$8,281	(3)
President and Chief Executive Officer	2003	250,000	25,000	20,000	7,212	(3)
	2002	250,000	12,500	—	42,071	(3)(4)

Francis E. Dunne, Jr.,	2004	170,000	26,962	3,000	7,446	(3)
Vice President, Chief Financial	2003	166,135	17,500	10,000	4,787	(3)
Officer and Treasurer	2002	150,577	7,750	7,000	4,201	(3)

James R. Kearbey,	2004	136,000	15,093	3,000	5,223	(3)
Vice President, General Manager, Package	2003	134,454	12,500	7,500	3,947	(3)
Inspection Systems Division	2002	130,000	10,000	5,000	3,913	(3)

Francois Leroy,	2004	134,996	40,000	3,000	2,324	(3)
Vice President, Sales and Marketing Undersea Systems Division(1)	2003	61,000	16,250	15,000	17,500	(3)(4)

Richard B. Martin,	2004	112,000	11,872	2,000	2,163	(3)
Director of Purchasing and Production(2)	2003	110,196	9,000	5,000	—
	2002	66,635	7,000	2,000	—

(1)	Mr. Leroy has served as Vice President, Sales and Marketing, Undersea Systems Division, since April 10, 2003.
(2)	Mr. Martin has served as Director of Purchasing and Production since February 11, 2002.
(3)	Includes the matching contribution made by Benthos under our Section 401(k) retirement plan and a profit-sharing distribution of $925 paid to all eligible employees for our 2004 fiscal year.
(4)	Includes moving and relocation expenses.

Stock Option Tables

The following table sets forth information concerning grants of stock options during our fiscal year ended September 30, 2004 to the executive officers named in the summary compensation table above.

Option Grants in Last Fiscal Year

Name and Principal Position	Number of Shares Underlying Option Granted	Percentage of Total Options Granted to Employees in Fiscal Year	Exercise Price	Expiration Date
Ronald L. Marsiglio	5,000	13.9%	$5.84	11/6/2013
Francis E. Dunne, Jr.	3,000	8.3%	5.84	11/6/2013
James R. Kearbey	3,000	8.3%	5.84	11/6/2013
Richard B. Martin	2,000	5.5%	5.84	11/6/2013
Francois Leroy	3,000	8.3%	5.84	11/6/2013

The following table sets forth information concerning stock options during our fiscal year ended September 30, 2004 held by the executive officers named in the summary compensation table above and the number and value of shares underlying those stock options at that date.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name and Principal Position	Shares Acquired on Exercise	Value Realized	Number of Unexercised Securities Underlying Options At Fiscal Year End		Value of Unexercised In-the-Money Options At Fiscal Year End(1)
Ronald L. Marsiglio	—	—	86,250	(2)	$625,487
	—	—	38,750	(3)	281,663

Francis E. Dunne, Jr.	—	—	36,000	(2)	124,250
	—	—	14,000	(3)	105,820

James R. Kearbey	—	—	16,625	(2)	99,274
	—	—	11,125	(3)	83,101

Richard B. Martin	—	—	2,250	(2)	16,242
	—	—	6,750	(3)	48,048

Francois Leroy	—	—	3,750	(2)	35,925
	—	—	14,250	(3)	126,945

(1)	Based upon the difference between the option exercise price and the closing price of our common stock on The Nasdaq SmallCap Market on September 30, 2004.
(2)	Shares underlying options exercisable as of September 30, 2004.
(3)	Shares underlying options not exercisable as of September 30, 2004.

Directors’ Compensation

Under the compensation policy adopted by the Board of Directors, each non-employee director receives a fee of $8,000 per year plus $1,000 for each directors’ meeting attended and reimbursement for reasonable travel and other expenses when incurred. Each committee chairman receives an additional fee of $2,000 per year, and each committee member (including the chairman) receives a fee of $1,000 for each committee meeting attended. Stephen D. Fantone also receives additional compensation of $36,000 per year for his services as Chairman of the Board of Directors. Non-employee directors are also eligible to receive stock options under our 1998 Non-Employee Directors’ Stock Option Plan. All of our directors are expected to attend the annual meeting of shareholders without additional compensation. All directors attended the 2004 annual meeting.

Employment Contracts

Samuel O. Raymond.    In 1990, we entered into an employment agreement with Samuel O. Raymond. Under this agreement, as amended, Mr. Raymond will be employed as our Director of Research at a salary of $72,000 per year and will serve as the Chairman Emeritus of the Board of Directors for as long as he is elected to that position. This agreement commenced on August 1, 1990 and was scheduled to expire on July 31, 2005. The agreement provides that after the expiration of the initial term, the agreement would automatically be renewed annually as of August 1, 2005 and each August 1 thereafter, unless we shall give notice to the contrary at least 90 days prior to the renewal date. On March 23, 2005, we gave written notice to Mr. Raymond not to extend the term of the agreement beyond its initial term. Accordingly, the term of the employment agreement will expire and Mr. Raymond’s employment by us will end on July 31, 2005. Mr. Raymond will continue to serve as Class III director until his term expires at the 2008 annual meeting.

We also agreed, as part of a 1996 amendment to the employment agreement, to pay the premiums on a $1,500,000 life insurance policy on Mr. Raymond’s life under a split-dollar plan. Because of the uncertainty created by the provisions of the Sarbanes-Oxley Act of 2002 prohibiting certain loans to directors, we and Mr. Raymond agreed that we would freeze the insurance arrangement and would not pay any further premiums thereunder until the legal issues were resolved by modifying the agreement in a mutually satisfactory manner. For a period of seven months commencing in January 2003, we paid additional compensation to Mr. Raymond of approximately $3,900 a month and Mr. Raymond was responsible for paying $2,622 per month to maintain the value of the policy and keep the insurance in place until resolution of this matter. On July 24, 2003, Mr. Raymond and we entered into an agreement pursuant to which the insurance policy was sold to a third party in exchange for $563,000, of which $457,562 was paid to us and $105,437 to Mr. Raymond’s life insurance trust. We and Mr. Raymond subsequently executed an amendment to Mr. Raymond’s employment agreement deleting the split-dollar life insurance provisions.

Ronald L. Marsiglio.    On January 19, 2005, we entered into an amended and restated employment agreement with Ronald L. Marsiglio, effective October 1, 2004, pursuant to which Mr. Marsiglio agrees to serve as our President and Chief Executive Officer for an initial two-year period expiring September 30, 2006. Thereafter, said term will be automatically extended for consecutive two year terms unless either we or Mr. Marsiglio provides the other with six months written notice prior to the expiration of the initial term or any extended term. The agreement provides for a base salary of $250,000 per year, subject to increase by the Compensation Committee of our Board of Directors. Mr. Marsiglio’s base salary was increased to $260,000 effective January 1, 2005. During fiscal year 2005, Mr. Marsiglio will be eligible to earn an incentive bonus of up to 110% of his base salary in accordance with our 2005 Incentive Compensation Matrix described below. In the event that we terminate his employment other than for cause, disability or death, Mr. Marsiglio will be entitled to receive severance benefits equal to one year’s base salary. If a Change of Control occurs, and within one year thereafter we terminate Mr. Marsiglio’s employment other than for cause, materially and adversely reduce his duties, require him to relocate more than 50 miles from our present facility, or materially and adversely reduce his base salary or the benefits under any incentive compensation plan, we shall pay him one year’s base salary plus any earned and unpaid incentive compensation earned in a fiscal year prior to the fiscal year of termination. A Change of Control means (i) a merger, reorganization or consolidation of us with another entity or the sale of all or substantially all of our assets, unless 50% or more of the voting power of the securities of the acquiring entity is owned by our stockholders immediately prior to the transaction, or (ii) a sale or transfer of more than 50% of our common stock of the Company to a person or persons not controlled, directly or indirectly, by us.

Francis E. Dunne, Jr.    On January 19, 2005, we entered into an amended and restated employment agreement with Francis E. Dunne, Jr., effective October 1, 2004, pursuant to which Mr. Dunne agrees to serve as our Vice President, Treasurer and Chief Financial Officer for an initial two-year period expiring September 30, 2006. Thereafter, said term will be automatically extended for consecutive two year terms unless either we or Mr. Dunne provides the other with six months written notice prior to the expiration of the initial term or any extended term. The agreement provides for a base salary of $170,000 per year, subject to increase by the

Compensation Committee of our Board of Directors. Mr. Dunne’s base salary was increased to $175,000 effective January 1, 2005. During fiscal year 2005, Mr. Dunne will be eligible to earn an incentive bonus of up to 40% of his base salary in accordance with our 2005 Incentive Compensation Matrix described below. In the event that we terminate his employment other than for cause, disability or death, Mr. Dunne will be entitled to receive severance benefits equal to one year’s base salary. If a Change of Control occurs, and within one year thereafter we terminate Mr. Dunne’s employment other than for cause, materially and adversely reduce his duties, require him to relocate more than 50 miles from our present facility, or materially and adversely reduce his base salary or the benefits under any incentive compensation plan, we shall pay him one year’s base salary plus any earned and unpaid incentive compensation earned in a fiscal year prior to the fiscal year of termination. A Change of Control means (i) a merger, reorganization or consolidation of us with another entity or the sale of all or substantially all of the our assets, unless 50% or more of the voting power of the securities of the acquiring entity is owned by our stockholders immediately prior to the transaction, or (ii) a sale or transfer of more than 50% of our common stock to a person or persons not controlled, directly or indirectly, by us.

James R. Kearbey.    On January 19, 2005, we entered into an amended and restated employment agreement with James R. Kearbey, effective January 1, 2005, pursuant to which Mr. Kearbey agrees to serve as our Vice President for an initial two-year period expiring December 31, 2006. Thereafter, said term will be automatically extended for consecutive two year terms unless either we or Mr. Kearbey provides the other with 180 days written notice prior to the expiration of the initial term or any extended term. The agreement provides for a base salary of $140,000 per year, subject to increase by us. During fiscal year 2005, Mr. Kearbey will be eligible to earn an incentive bonus of up to 50% of his base salary in accordance with our 2005 Incentive Compensation Matrix described below. In the event that we terminate his employment other than for cause, disability or death, Mr. Kearbey will be entitled to receive severance benefits equal to six months’ base salary. If a Change of Control occurs, and within one year thereafter we terminate Mr. Kearbey’s employment other than for cause, we shall pay him six months’ base salary. A Change of Control means (i) a merger, reorganization or consolidation of us with another entity or the sale of all or substantially all of our assets, unless 50% or more of the voting power of the securities of the acquiring entity is owned by our stockholders immediately prior to the transaction, or (ii) a sale or transfer of more than 50% of our common stock to a person or persons not controlled, directly or indirectly, by us.

Francois Leroy.    On January 19, 2005, we entered into an employment agreement with Francois Leroy, effective January 1, 2005, pursuant to which Mr. Leroy agrees to serve as our Vice President for an initial two-year period expiring December 31, 2006. Thereafter, said term will be automatically extended for consecutive two year terms unless either we or Mr. Leroy provides the other with 180 days written notice prior to the expiration of the initial term or any extended term. The agreement provides for a base salary of $145,000 per year, subject to increase by us. During fiscal year 2005, Mr. Leroy will be eligible to earn an incentive bonus of up to 50% of his base salary in accordance with our 2005 Incentive Compensation Matrix described below. In the event that we terminate his employment other than for cause, disability or death, Mr. Leroy will be entitled to receive severance benefits equal to six months’ base salary. If a Change of Control occurs, and within one year thereafter we terminate Mr. Leroy’s employment other than for cause, we shall pay him six months’ base salary. A Change of Control means (i) a merger, reorganization or consolidation of us with another entity or the sale of all or substantially all of our assets, unless 50% or more of the voting power of the securities of the acquiring entity is owned by our stockholders immediately prior to the transaction, or (ii) a sale or transfer of more than 50% of our common stock to a person or persons not controlled, directly or indirectly, by us.

2005 Incentive Compensation Matrix.    On January 18, 2005, the Compensation Committee of our Board of Directors approved the Benthos, Inc. Fiscal Year 2005 Incentive Compensation Matrix, which provides for incentive compensation for specified employees, including the four executive officers named above. The matrix provides for payment of incentive compensation for all of the specified employees equal to a percentage of the employee’s base compensation for the 2005 fiscal year, varying from 5% to 110% based upon our pre-tax profit for the fiscal year. In addition, the percentage of base compensation payable as incentive compensation to Mr. Kearbey and Mr. Leroy will also depend on the operating results of our Package Inspection Systems and Undersea Systems Divisions, respectively.

DESCRIPTION OF SECURITIES

Common Stock

We have 7,500,000 shares of authorized common stock, $.06 2/3 par value. At May 10, 2005, we had approximately 220 shareholders of record and 1,408,903 shares of our common stock were outstanding. The outstanding shares of common stock are fully paid and nonassessable. The shares of common stock offered in this offering will, upon their purchase, be fully paid and nonassessable. The holders of our common stock have one vote per share in all proceedings in which action shall be taken by our shareholders. All shares of our common stock rank equally as to dividends, voting powers and participation in assets. There are no preemptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender or sinking funds. Our shares of common stock are traded on The Nasdaq SmallCap Market under the symbol “BTHS.”

Anti-takeover Provisions of Our By-Laws

Section 8.06 and 7.02 of the Massachusetts Business Corporation Act provide that Massachusetts corporations which are publicly-held must have a staggered broad of directors and that written demand by holders of at least 40% of the outstanding shares of each relevant voting group of shareholders is required for shareholders to call a special meeting unless such corporations take certain actions to affirmatively “opt-out” of such requirements. In accordance with these provisions, Section 4.1 of our By-Laws provides for a staggered Board of Directors which consists of three classes of directors of which one class is elected each year for a three-year term, and Section 3.2 requires that written application by holders of at least 40% of our outstanding shares of common stock is required for shareholders to call a special meeting. In addition, Section 6.2 of our By-Laws prohibits the removal by the shareholders of a director except for cause. These provisions could inhibit a takeover of our Company by restricting shareholder action to replace the existing directors or approve other actions which a party seeking to acquire our Company might propose.

SEC Position on Indemnification for Securities Act Liabilities

Sections 8.51 and 8.52 of the Massachusetts Business Corporation Act, as amended, give Massachusetts corporations the power to indemnify each of their present and former officers and directors under certain circumstances if such person acted in good faith and in a manner which is reasonably believed to be in or not opposed to the best interest of the corporation. Article 7 of our By-Laws provides that we will indemnify our officers and directors to the extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent

The transfer agent for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

The sale, or availability for sale, of a substantial number of shares of our common stock in the public market as a result of or following this offering could adversely affect the prevailing market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities. At May 10, 2005, a total of 1,152,719 shares of our common stock were issued and outstanding and held as freely-tradable by persons who are not affiliates of the Company, and all of the 800,000 shares issued by the Company or sold by the selling shareholders in this offering will be freely-tradable by persons who are not affiliates of the Company. At May 10, 2005, a total of 256,184 shares of common stock were issued and outstanding and held by our directors and executive officers, all of whom are affiliates of the Company, or their immediate family members, and an additional 292,599 shares were then issuable under vested stock options held by such directors and executive officers. Of the total of 548,783 shares of common stock outstanding (or subject to vested options) then held by our directors and executive officers, a total of 200,000 such shares will be sold by certain of our directors and executive officers as selling shareholders, and therefore 348,783 such shares will remain subject to future sale. Our directors and executive officers have agreed that, for a period of 90 days after the date of this prospectus, they will not (other than pursuant to this offering) sell, offer for sale or take any action that may constitute a transfer of shares of common stock that they now own or may purchase in this offering without the prior written consent of Ferris, Baker Watts, Incorporated, the underwriter for this offering.

At May 10, 2005, there were 393,750 shares (including unvested shares) of our common stock subject to stock options (including the 292,599 vested shares described in the preceding paragraph), most of which are held by affiliates and are subject to volume limitations on resale. At May 10, 2005, there were 79,825 additional shares (exclusive of shares subject to outstanding options) of our common stock reserved for issuance pursuant to our 2000 Stock Incentive Plan and Non-Employee Director Stock Option Plan. All of the shares of common stock subject to outstanding options or reserved for additional issuance of options under our Plans have been registered under the Securities Act.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement, by and between us, the underwriter named below and the selling shareholders, the underwriter has agreed to purchase, and we and the selling shareholders have agreed to sell to it, the number of shares of common stock set forth below:

Name	Number of Shares
Ferris, Baker Watts, Incorporated	800,000

Total	800,000

The underwriting agreement provides that the underwriter’s obligation is subject to various conditions, including approval of certain legal matters by its counsel. The nature of the underwriter’s obligation is that it is committed to purchase and pay for all shares of common stock offered by this prospectus, other than those shares covered by the over-allotment option described below, if any of the shares are purchased.

The following table shows the per-share and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriter in connection with the offering. It also shows the financial advisory fee to be paid to Ferris, Baker Watts, Incorporated. These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase additional shares of common stock.

	Paid by Benthos, Inc.		Paid by Selling Shareholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share — Underwriting Discount	$	$	$	$
Per Share — Advisory Fee	$	$	$	$
Total Per Share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions and the financial advisory fee, will be approximately $425,000. We have agreed to pay all of our legal and accounting fees and 75% of all other offering expenses (exclusive of expenses for which the underwriter is responsible). The selling shareholders will pay the underwriting discount and commissions (including the financial advisory fee) with respect to the shares to be sold by them in this offering and 25% of the other offering expenses (exclusive of legal and accounting fees and expenses for which the underwriter is responsible). Additionally, we have agreed to pay up to $50,000 of expenses (which are included within the $425,000 of estimated expenses payable by us and the selling shareholders in connection with this offering) of Ferris, Baker Watts, Incorporated in connection with its services as underwriter, whether or not this offering is completed. During the 12 months prior to the date of this prospectus, we also paid $69,000 to Ferris, Baker Watts, Incorporated for their services and related expenses since June 2004 in connection with evaluating financing alternatives and reviewing and consulting regarding our business strategy.

The underwriter proposes to offer the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus. The underwriter proposes to offer the shares to certain dealers at the same price less a concession of not more than $                     per share. The underwriter may allow and the dealers may re-allow a concession of not more than $                     per share on sales to certain other brokers and dealers. After this offering, the underwriter may change the price to the public.

We have granted to the underwriter an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of 120,000 additional shares of common stock at the public offering price, less underwriting discounts and commissions, listed on the cover page of this prospectus solely to cover over-allotments, if any. At our option, the total number of these additional shares offered to the underwriter may be divided on a pro-rata basis between shares offered by us and shares offered by the selling shareholders in this prospectus.

The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriter reserves the right to reject any order for the purchase of shares in whole or in part.

We, the selling shareholders and the underwriter have agreed to indemnify, or contribute to payments made by, each other against certain civil liabilities, including certain civil liabilities under the Securities Act of 1933.

The selling shareholders and our directors and executive officers have agreed not to offer, pledge, sell, contract to sell, or otherwise transfer or dispose of, directly or indirectly (other than pursuant to this offering), any shares of our capital stock or any of our other equity securities for a period of 90-days after the date of this prospectus without the prior written consent of Ferris, Baker Watts, Incorporated.

We have also agreed that we will not, without the prior written consent of Ferris, Baker Watts, Incorporated, offer or sell any shares of our securities during the 90-day period following the date of this prospectus. This restriction does not apply to the sale to the underwriter of the shares of common stock under the underwriting agreement or to transactions by any person other than the Company relating to shares of common stock or other securities acquired in open market transactions. In addition, we may issue shares under our employee and non-employee director stock option plans and upon the exercise of options or warrants granted prior to the date of this prospectus, and we may grant additional options under our stock option plans, provided that, without the prior written consent of Ferris, Baker Watts, Incorporated, the additional options shall not be exercisable during the 90-day period.

The underwriter participating in this offering may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions, or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriter to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These transactions may be effected on The Nasdaq SmallCap Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriter (and selling group members) may also engage in passive market making transactions in the common stock on The Nasdaq SmallCap Market. Passive market making consists of displaying bids on The Nasdaq SmallCap Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

The underwriter and its affiliates may, from time to time, provide investment and commercial banking, financial advisory or other services to us in the ordinary course of business, for which it may receive separate compensation.

LEGAL MATTERS

The validity of the shares of our common stock offered in this offering will be passed upon by Davis, Malm & D’Agostine, P.C., Boston, Massachusetts. Certain legal matters will be passed upon for the underwriter by Venable LLP, Baltimore, Maryland.

EXPERTS

The consolidated financial statements of Benthos, Inc. and subsidiaries at September 30, 2004 and 2003, and for each of the three years in the period ended September 30, 2004 appearing in this prospectus and registration statement, have been audited by BDO Seidman, LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given the authority of such firm as experts in accounting and auditing.

WHERE YOU MAY FIND ADDITIONAL INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), which means we are required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We have filed a registration statement on Form SB-2 to register with the SEC the shares of common stock to be issued in this offering. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

You may read and copy our registration statement and any reports, statements and other information which we may file with the SEC at the SEC’s public reference room in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference room.

You should rely only on information in this prospectus and in our related registration statement in making an investment decision. If other available information is inconsistent with information in this prospectus, including information in public files or provided by the bank regulatory agencies, such other information is superseded by the information in this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders of Benthos, Inc.:

We have audited the accompanying consolidated balance sheets of Benthos, Inc. and subsidiaries as of September 30, 2004 and 2003 and the related consolidated statements of operations, stockholders’ investment and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of Benthos, Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benthos, Inc. and subsidiaries as of September 30, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Boston, Massachusetts	/s/ BDO SEIDMAN, LLP
October 29, 2004 except for Notes 1 and 2,
which are dated December 20, 2004

BENTHOS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	September 30,
	2004	2003
ASSETS
Current Assets:
Cash and cash equivalents	$241	$204
Accounts receivable, less reserves of $291 and $235 at September 30, 2004 and 2003, respectively	3,565	2,535
Inventories	3,149	3,076
Prepaid expenses and other current assets	168	153
Note receivable and other receivable — real estate (Note 1)	—	1,150

Total current assets	7,123	7,118

Property, Plant and Equipment, at cost:
Land	32	32
Buildings and improvements	2,081	2,079
Equipment and fixtures	4,053	3,935
Demonstration equipment	1,162	1,483

	7,328	7,529
Less — Accumulated depreciation	6,139	5,961

	1,189	1,568

Goodwill	576	576
Acquired intangible assets, net of accumulated amortization of $1,212 and $974 at September 30, 2004 and 2003, respectively	218	456
Other assets, net	35	52

	$9,141	$9,770

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current Liabilities:
Current maturities of long-term debt (Note 3)	$279	$879
Accounts payable	1,217	2,160
Accrued expenses (Note 10)	1,558	1,161
Customer deposits	302	261

Total current liabilities	3,356	4,461

Long-term Debt, net of current maturities (Note 3)	256	534

Commitments and Contingencies (Notes 5 and 7)

Stockholders’ Investment: (Note 5)
Common stock, $0.06 2/3 par value — Authorized — 7,500,000 shares Issued — 1,665,307 and 1,652,831 shares at September 30, 2004 and 2003, respectively	111	110
Capital in excess of par value	1,648	1,569
Retained earnings	4,401	3,727
Treasury stock, at cost — 269,749 shares at September 30, 2004 and 2003	(631)	(631)

Total stockholders’ investment	5,529	4,775

	$9,141	$9,770

The accompanying notes are an integral part of these consolidated financial statements.

BENTHOS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended September 30,
	2004	2003	2002
Net Sales	$19,850	$17,024	$17,720
Cost of Sales	11,788	10,728	12,744

Gross profit	8,062	6,296	4,976
Selling, General and Administrative Expenses	5,218	4,956	4,944
Research and Development Expenses	1,687	1,700	1,396
Amortization of Acquired Intangibles	239	239	239
Goodwill Impairment (Note 1)	—	—	2,081
Gain on Sale of Real Estate (Note 1)	—	(2,208)	—

Income (loss) from operations	918	1,609	(3,684)
Interest Income	2	3	4
Interest Expense	(58)	(208)	(248)

Income (loss) before provision (benefit) for income taxes	862	1,404	(3,928)
Provision (Benefit) for Income Taxes (Note 4)	188	831	(415)

Net income (loss)	$674	$573	$(3,513)

Basic Earnings (Loss) per Share (Note 6)	$.49	$.41	$(2.54)

Diluted Earnings (Loss) per Share (Note 6)	$.47	$.41	$(2.54)

Weighted Average Number of Shares Outstanding (Note 6)	1,384,466	1,383,082	1,383,082

Weighted Average Number of Shares Outstanding, assuming dilution (Note 6)	1,441,730	1,388,796	1,383,082

The accompanying notes are an integral part of these consolidated financial statements.

BENTHOS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ INVESTMENT

(In thousands, except share and per share data)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Treasury Stock, at cost		Total Stockholders’ Investment
	Number of Shares	$0.06 2/3 Par Value			Number of Shares	Amount
Balance, September 30, 2001	1,652,831	$110	$1,569	$6,667	269,769	$(631)	$7,715
Net loss	—	—	—	(3,513)	—	—	(3,513)

Balance, September 30, 2002	1,652,831	110	1,569	3,154	269,749	(631)	4,202
Net income	—	—	—	573	—	—	573

Balance, September 30, 2003	1,652,831	110	1,569	3,727	269,749	(631)	4,775
Net income	—	—	—	674	—	—	674
Exercise of stock options	12,476	1	79	—	—	—	80

Balance, September 30, 2004	1,665,307	$111	$1,648	$4,401	269,749	$(631)	$5,529

The accompanying notes are an integral part of these consolidated financial statements.

BENTHOS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,
	2004	2003	2002
Cash Flows from Operating Activities:
Net income (loss)	$674	$573	$(3,513)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Goodwill impairment	—	—	2,081
Gain on sale of real estate	—	(2,208)	—
Depreciation and amortization	882	837	796
Deferred income taxes	—	1,500	150
Changes in assets and liabilities:
Accounts receivable	(1,030)	336	(148)
Inventories	(201)	(676)	1,891
Refundable Income taxes	—	393	—
Prepaid expenses and other current assets	(15)	(5)	172
Accounts payable and accrued expenses	(546)	(48)	(480)
Customer deposits and deferred revenue	41	(279)	379

Net cash (used in) provided by operating activities	(195)	423	1,328

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(120)	209	(227)
Other investing activities, net	—	330	(186)
Proceeds from sale of real estate, net	1,150	1,231	—

Net cash provided by (used in) investing activities	1,030	1,770	(413)

Cash Flows from Financing Activities:
Payments of long-term debt	(879)	(1,665)	(785)
Line of credit	—	(400)	(100)
Proceeds from exercise of stock options	81	—	—

Net cash used in financing activities	(798)	(2,065)	(885)

Net Increase in Cash and Cash Equivalents	37	128	30
Cash and Cash Equivalents, beginning of year	204	76	46

Cash and Cash Equivalents, end of year	$241	$204	$76

Supplemental Disclosure of Cash Flow Information:
Interest paid during the year	$62	$210	$249

Income taxes paid (refunded) during the year, net	$77	$(774)	$(680)

Supplemental Disclosure of Non-cash Investing Activities:
Transfer of inventory to property, plant, and equipment as demonstration equipment	$937	$1,170	$577

Sale of real estate for note and other receivable	$—	$1,150	$—

The accompanying notes are an integral part of these consolidated financial statements.

BENTHOS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

(1)    Operations and Significant Accounting Policies

Benthos, Inc. and its subsidiaries (the Company) design, manufacture, sell and service oceanographic products and systems for underwater exploration, oil and gas development and production, research and defense, as well as electronic inspection equipment for the automated assessment of the seal integrity of food, dairy, beverage, pharmaceutical, personal care and chemical packages. The Company’s customers are located throughout the world.

Prior to fiscal year 2004, the Company had experienced a decrease in sales and incurred a loss from operations during the years ended September 30, 2003 and 2002. As a result, the Company did not, at various times, satisfy some of the financial covenants under its line of credit and term loan agreement with its bank. The Company obtained waivers of these defaults and the financial covenants were amended based upon the Company’s projections for the year ended September 30, 2004. The Company met its financial covenants in all periods of fiscal year 2004. The Company has prepared projections for the year ending September 30, 2005 and the bank has renewed the line of credit through January 31, 2006 based on these projections. While there can be no guarantee that it will attain these projections for the year ending September 30, 2005, management believes the Company will meet the covenants as required by the line of credit and have sufficient cash flows from operations (based on its sales projections and cost savings measures) along with its cash balances and availability from its line of credit to fund operations. If the Company does not meet the covenants under its amended credit agreement, it may need to seek alternative financing. In such event, there can be no guarantee that the Company will be able to obtain financing on commercially acceptable terms.

On September 29, 2003, the Company completed the sale of two parcels of real estate in Falmouth, Massachusetts, called the South Side and the North Side parcels, for a total sales price of $2,500. The real estate had a net book value of approximately $171 that resulted in a gain of $2,208. The gross proceeds of $1,300 for the South Side parcel were received on September 30, 2003. The Company used $650 of these proceeds to repay a portion of the principal on the term loan (see Note 3). The gross proceeds for the North Side parcel were $1,150. The Company received these proceeds in October 2003. The Company used $600 of these proceeds to repay an additional portion of the principal on the term loan (see Note 3).

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in the accompanying notes to the consolidated financial statements.

(a)  Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Benthos International, Inc. (a foreign sales corporation), Leumas LLC (a single member limited liability company), and Evets LLC (a single member limited liability company). All material intercompany transactions and balances have been eliminated in consolidation.

(b)  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BENTHOS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(c)  Cash and Cash Equivalents

The Company considers all highly liquid securities with original maturities of three months or less to be cash equivalents.

(d)  Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market, net of obsolescence reserves. Work-in-process and finished goods inventories include materials, labor and overhead. Inventories consist of the following at September 30, 2004 and 2003:

	2004	2003
Raw materials	$235	$259
Work-in-process	2,806	2,772
Finished goods	108	45

	$3,149	$3,076

The Company regularly reviews inventory quantities on hand and inventory commitments with suppliers and records a provision for excess and obsolete inventory based primarily on historical usage for the prior twelve to twenty-four month period and forecast of future demand. Although the Company makes every effort to ensure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of its inventory and its reported operating results.

(e)  Depreciation and Amortization

The Company provides for depreciation and amortization using the straight-line method by charges to operations in amounts estimated to allocate the cost of the assets over their estimated useful lives, as follows:

Asset Classification	Estimated Useful Life
Buildings and improvements	15–33 years
Equipment and fixtures	5 years
Demonstration equipment	3 years

Depreciation expense for the years ended September 30, 2004, 2003 and 2002 was approximately $626, $583 and $538, respectively.

(f)  Impairment of Long-Lived Assets

Long-lived assets, such as intangible assets, property and equipment and certain sundry assets, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value.

BENTHOS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Intangible assets subject to amortization consist of developed technology purchased in the acquisition of the assets of Datasonics, Inc. in August of 1999. The developed technology has an estimated useful life of 6 years and is recorded in acquired intangible assets. Amortization expense related to this asset will be $218 in fiscal year 2005.

(g)  Goodwill

The Company accounts for purchased goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill, as well as certain other intangible assets determined to have indefinite lives, are no longer amortized; instead, these assets are tested for impairment at least annually.

The goodwill was allocated to the Undersea Systems reporting unit of the Company’s business. During the fiscal year ended September 30, 2002, as a result of disappointing sales results and a reduction in expectations of the future prospects of the Undersea Systems reporting unit, the Company determined that a triggering event, as defined in SFAS 142, had occurred in the Undersea Systems business reporting unit. The Company obtained an independent appraisal of the fair market value of this reporting unit that indicated that the net book value of the Undersea Systems reporting unit exceeded its fair market value. As a result, the Company performed an analysis to allocate the reporting unit’s fair market value to its assets. This analysis indicated that goodwill was impaired. Accordingly, the Company recorded a non-cash goodwill impairment charge of $2.1 million for the year ended September 30, 2002. The balance of goodwill represents the remaining net book value of the Undersea Systems reporting unit’s goodwill.

The Company performed its annual impairment test of the goodwill allocated to the Undersea Systems reporting unit as of September 30, 2003 and 2004 and determined that there was no further impairment at those times.

(h)  Revenue Recognition

Revenue is recognized when products are shipped to customers, provided that title has passed, there are no uncertainties regarding customer acceptance, there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collection of the related receivable is probable. The Company generally enters into arrangements for multiple deliverables when it contracts to provide installation services. The Company follows Emerging Issues Task Force (EITF), Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This includes arrangements that provide for the delivery or performance of multiple products, services and/or rights to use assets where performance may occur at different points in time or over different periods of time. Revenue is allocated to the multiple elements based upon the relative fair values of the elements. The Company generally recognizes revenue from each of these elements as each element is delivered or performed. Amounts received from customers for future delivery are shown as customer deposits in the accompanying consolidated balance sheets. The Company accounts for shipping and handling fees passed on to customers as sales. The corresponding costs are recorded as cost of sales.

(i)  Concentration of Credit Risk

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. Financial instruments, which potentially subject the Company to concentrations of credit risk, are principally cash, cash equivalents and accounts

BENTHOS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

receivable. The Company places its cash and cash equivalents in highly rated financial institutions. In fiscal year 2004, two customers of the Undersea Systems Division accounted for $2,534 (13%) and $2,491(13%), respectively, of net sales. In fiscal year 2003, there were no customers who accounted for more than 10% of net sales. In fiscal year 2002, one customer of the Undersea Systems Division accounted for $2,368 (13%) of net sales. As of September 30, 2004, two customers accounted for 21% and 17%, respectively, of accounts receivable. As of September 30, 2003, no customers accounted for more than 10% of accounts receivable. As of September 30, 2002, one customer accounted for 13% of accounts receivable.

The Company reviews accounts receivable on a monthly basis to determine if any receivables will be potentially uncollectable. The Company includes any accounts receivable balances that are determined to be uncollectable, along with a general reserve based on historical collection experience, in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, the Company believes the allowance for doubtful accounts is adequate. However, actual write-offs may exceed the recorded allowance.

(j)  Reclassifications

The Company has reclassified certain prior-year information to conform to the current year’s presentation.

(k)  Financial Instruments

The carrying amounts of cash and cash equivalents, note receivable, accounts receivable, other receivable —real estate, accounts payable and accrued expenses are reasonable estimates of their fair value because of the short maturities of those items.

The carrying amount of the term loan approximates fair market value as the loan bears interest at the current market rate.

(l)  Recently Issued Accounting Pronouncements

In November 2004 the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” which was the criterion specified in ARB No. 43. In addition, this Statement requires that allocation of fixed production overheads to the cost of production be based on normal capacity of the production facilities. This pronouncement is effective for the Company beginning October 1, 2005. The Company has not yet assessed the impact of adopting this new standard.

In December 2004, the FASB issued FASB SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock

BENTHOS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in reporting periods beginning after September 30, 2006. The Company has not yet assessed the impact of adopting this new standard.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The new standard will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company has not yet assessed the impact of adopting this new standard.

(m)  Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) is the same as net income (loss) for all periods presented.

(n)  Stock — Based Compensation

The Company accounts for its stock-based compensation plans under APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. SFAS No. 123, Accounting for Stock-Based Compensation, establishes a fair value method of accounting for stock-based compensation plans as an alternative for employee stock-based compensation plans and as a requirement for non-employee awards.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 requires the disclosure of the effects of a Company’s accounting policy with respect to stock-based employee compensation on reported net income (loss) and earnings (loss) per share in annual and interim financial statements. The Company has adopted the disclosure-only provision of SFAS No. 123 and the enhanced disclosures as required by SFAS No. 148 for its employee plans.

Had compensation cost for the Company’s stock option plans been determined consistent with SFAS No. 123 and 148, pro forma net income (loss) and net income (loss) per share would have been the following:

	September 30,
	2004	2003	2002
Net income (loss) —
As reported	$674	$573	$(3,513)
Pro forma	511	429	(3,763)

Basic earnings (loss) per share —
As reported	$.49	$.41	$(2.54)
Pro forma	.37	.31	(2.72)

Diluted earnings (loss) per share —
As reported	$.47	$.41	$(2.54)
Pro forma	.35	.31	(2.72)

BENTHOS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

The underlying assumptions used by the Company using the Black-Scholes option-pricing model for fiscal years 2004, 2003, and 2002 are as follows:

	September 30,
	2004	2003	2002
Risk-free interest rate	3.86%	3.56%	4.86%
Expected dividend yield	—	—	—
Expected life (in years)	7	7	7
Expected volatility	60%	40%	40%

The weighted average fair value of options granted during the years ended September 30, 2004, 2003 and 2002 under these plans is $3.63, $1.93 and $2.10, respectively.

(o)  Income Taxes

The Company accounts for income taxes under the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities as well as net operating loss and tax credit carry-forwards and are measured using the enacted tax rates and laws that will be in effect when the differences reverse. Deferred tax assets may be reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

(p)  Research and Development

All costs of research and development activities are expensed as incurred.

(q)  Advertising Costs

Advertising costs are expensed as incurred and are included as a component of selling, general, and administrative expenses in the accompanying Consolidated Statements of Operations. Advertising costs were $104, $133 and $141 for the years ended September 30, 2004, 2003, and 2002, respectively.

(r)  Guarantees

The Company’s products generally carry a standard one-year warranty. The Company sets aside a reserve based on anticipated warranty claims at the time product revenue is recognized. Actual warranty claims incurred are charged to the warranty accrual. Factors that affect the Company’s product warranty liability include the number of units sold, the anticipated cost of warranty repairs, and both historical and anticipated rates of warranty claims.

(2)    Line of Credit

As of September 30, 2004, the Company has a $600 line of credit with a bank expiring on January 31, 2005. No amounts were outstanding under this line of credit at September 30, 2004. Borrowings under this agreement are payable on demand and bear interest at the Wall Street Journal’s reported prime rate (4.75% at September 30, 2004) plus 2.0%, or 7.0%, whichever is higher. The line of credit is secured by substantially all of the assets of

BENTHOS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

the Company. The Company is required to maintain certain covenants, including debt service coverage. The Company was in compliance with all of the covenants at September 30, 2004. On December 20, 2004, the bank extended the secured line of credit through January 31, 2006 and amended the financial covenants under the agreement. The amendment also reduced the interest rate to equal the Wall Street Journal’s reported prime rate plus 0.75%. The Company expects to meet the amended financial covenants throughout the fiscal year ending September 30, 2005.

(3)    Note Payable

The Company has a note payable with a bank. The note is secured by substantially all of the assets of the Company, accrues interest at prime (4.75% at September 30, 2004) plus 2.0%, or 7.0%, whichever is higher, and had an outstanding balance of $535 at September 30, 2004. This balance is being repaid on a monthly basis through August 2006, with monthly principal payments of $23. The Company is required to meet certain covenants, including debt service coverage. The Company was in compliance with all of the covenants at September 30, 2004. Principal payments under this note will be $279 and $256 in fiscal years 2005 and 2006, respectively. In accordance with the amendment to the line of credit in Note (2), the bank also reduced the interest rate on the note payable to equal the Wall Street Journal’s reported prime rate plus 0.75%.

(4)    Income Taxes

The components of the provision (benefit) for income taxes for each of the three years ended are as follows:

	September 30,
	2004	2003	2002
Federal —
Current	$171	$—	$(565)
Deferred	(121)	477	(820)

	50	477	(1,385)

State —
Current	17	—	—
Deferred	(81)	215	(71)

	(64)	215	(71)
Increase in valuation allowance	202	139	1,041

	$188	$831	$(415)

The Company’s effective tax rate differed from the statutory rate for the reasons set forth below:

	September 30,
	2004	2003	2002
Federal statutory rate	34.00%	34.00%	(34.00)%
State income taxes, net of federal tax benefit	2.00	4.70	(1.81)
Tax (benefit) provision of foreign sales	(1.20)	(0.36)	1.02
Tax credits	(34.90)	(0.00)	(3.56)
Change in valuation allowance	23.00	25.00	26.50
Permanent differences	(1.10)	0.85	1.27
Elimination of tax contingency reserves	—	(5.00)	0.0

Effective tax rate	21.80%	59.19%	(10.58)%

BENTHOS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

The components of the net deferred tax asset and liability recognized in the accompanying consolidated balance sheets are as follows:

	September 30,
	2004	2003
Deferred Tax Assets:
Acquisition related intangibles	$221	$266
Inventory reserves	627	517
Tax credits and net operating losses	608	771
Other nondeductible reserves and accruals	544	628
Valuation allowance	(2,000)	(1,798)

Deferred tax asset	$—	$384

Deferred Tax Liabilities:
Installment sale gain on real estate sale	$—	$384

Net deferred tax asset	$—	$—

Under SFAS No. 109, the Company recognizes a deferred tax asset for the future benefit of its temporary differences if it concludes that it is more likely than not that the deferred tax asset will be realized. The Company believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets that a valuation allowance is required. During the years ended September 30, 2004 and 2003, the Company increased its valuation reserve by approximately $202 and $352, respectively to eliminate all of its net deferred tax assets. The Company has federal tax credits of approximately $114 that begin to expire in 2022 and state tax credits of approximately $232 that begin to expire in 2016. The Company also has state net operating losses of approximately $3,000 that expire at various dates through 2008.

(5)    Employee Benefit Plans

(a)  Stock Option Plans

The Company has granted to certain directors nonqualified stock options to purchase shares of the Company’s common stock at a price not less than the fair market value of the shares at the date of grant. The options are exercisable ratably over a three-year period, commencing one year from the date of grant, and expire not more than 10 years from the date of grant. At September 30, 2004, 150,000 shares of common stock were reserved for issuance upon exercise of the nonqualified stock options. At September 30, 2004, 31,500 shares were available for future grant.

The Company’s 1990 and 2000 Stock Option Plans (the Employee Plans) each authorize 300,000 shares of the Company’s common stock for issuance. The Employee Plans are administered by the Compensation and Stock Option Committee of the Board of Directors and provide for the granting of incentive stock options and nonqualified stock options. The options are exercisable ratably over a four-year period, commencing one year from the date of grant, and expire not more than 10 years from the date of grant. The purchase price applicable to incentive stock options granted may not be less than the fair market value of the shares at the date of grant. At September 30, 2004, 47,875 shares were available for future grant.

BENTHOS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

Stock option activity is summarized as follows:

	Employee Options		Director Options
	Number of Shares	Weighted Average Option Price	Number of Shares	Weighted Average Option Price
Outstanding, September 30, 2001	231,075	$7.13	106,250	$9.96
Granted	30,000	4.53	26,500	3.78
Terminated	(15,950)	9.29	(11,250)	11.50

Outstanding, September 30, 2002	245,125	6.67	121,500	8.47
Granted	70,000	4.20	6,000	2.86
Terminated	(38,450)	7.09	(15,000)	6.44

Outstanding, September 30, 2003	276,675	5.99	112,500	8.44
Granted	36,100	5.82	6,000	5.48
Terminated	(11,274)	5.22	—	—
Exercised	(12,476)	6.41	—	—

Outstanding, September 30, 2004	289,025	$5.98	118,500	$8.29

Exercisable, September 30, 2004	183,625	$6.63	99,667	$9.07

Exercisable, September 30, 2003	140,425	$7.12	88,833	$9.74

Exercisable, September 30, 2002	106,325	$7.99	78,733	$10.08

The range of exercise prices for options outstanding and options exercisable at September 30, 2004 for the Employee Plans is as follows:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 2.65	15,000	8.5	$2.65	3,750	$2.65
$ 3.78	12,000	7.3	3.78	6,000	3.78
$ 4.62— 4.92	43,500	8.2	4.63	10,625	4.62
$ 5.00— 5.84	141,525	7.2	5.23	86,250	5.03
$ 6.25	17,000	4.3	6.25	17,000	6.25
$ 8.00— 8.75	36,000	5.4	8.27	36,000	8.27
$10.17—11.50	19,500	2.3	11.22	19,500	11.22
$17.54	4,500	3.1	17.54	4,500	17.54

	289,025	6.6	$5.98	183,625	$6.63

BENTHOS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

The range of exercise prices for options outstanding and options exercisable at September 30, 2004 for director stock options is as follows:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 2.86	6,000	8.3	$2.86	2,000	$2.86
$ 3.78	26,500	7.3	3.78	17,667	3.78
$ 5.48	6,000	9.4	5.48	0	—
$ 8.00— 8.50	50,000	5.1	8.35	50,000	8.35
$13.38—14.25	30,000	3.4	13.81	30,000	13.81

	118,500	5.6	$8.29	99,667	$9.07

(b)  Employee Stock Ownership Plan

The Company has an Employee Stock Ownership Plan (ESOP) covering all eligible employees, as defined. Contributions to the plan are made at the discretion of the Board and in an amount determined by the Board, provided that the total amount contributed for any plan year does not exceed the maximum amount allowable by the Internal Revenue Code (IRC). These contributions vest to a participant’s account over five years based on completed service, as defined. There were no provisions for contributions for the years ended September 30, 2004, 2003, and 2002.

(c)  401(k) Retirement Plan

The Company has a 401(k) retirement plan covering all eligible employees, as defined. Contributions to the plan are made at the discretion of the Board and in an amount determined by the Board, provided that the total amount contributed for any plan year does not exceed the maximum amount allowable by the IRC. These contributions vest to a participant’s account over five years based on completed service, as defined. Additionally, each participant may elect to contribute up to 100% of his or her compensation for the plan year, but not more than $13,000 (for calendar year 2004), to the plan. There were no provisions for discretionary contributions for the years ended September 30, 2004, 2003, and 2002. The Company also made matching contributions to the plan of $108, $98, and $102 for the years ended September 30, 2004, 2003, and 2002, respectively.

(d)  Supplemental Executive Retirement Plan

The Company has a Supplemental Executive Retirement Plan for the benefit of certain management and highly compensated executive employees. Under the plan, participants may elect to defer a portion of their compensation paid by the Company for supplemental retirement benefits. The Company also established the Supplemental Executive Retirement Trust (the Trust Fund) and shall regularly transfer to the Trust Fund amounts equal to the elective deferrals made by participants under the plan. No such elective deferrals have been made by participants for the three years ended September 30, 2004, 2003, and 2002.

BENTHOS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(6)    Earnings per Share

Basic earnings per share were computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share were computed by dividing net income (loss) by the weighted average number of diluted common and common equivalent shares outstanding during the period. All common equivalent shares have been excluded in 2002 due to the net loss, as the effect would be antidilutive. The weighted average number of common equivalent shares outstanding has been determined in accordance with the treasury-stock method. Common stock equivalents consist of common stock issuable upon the exercise of outstanding options.

A reconciliation of basic and diluted shares outstanding is as follows:

	Year Ended September 30,
	2004	2003	2002
Weighted average common shares outstanding	1,384,466	1,383,082	1,383,082
Effect of dilutive securities	57,264	5,714	—

Weighted average common shares outstanding, assuming dilution	1,441,730	1,388,796	1,383,082

For the years ended September 30, 2004, 2003 and 2002, 140,375, 340,107 and 365,165 weighted average options, respectively, were outstanding but not included in the diluted weighted average common share calculation as the effect would have been antidilutive.

(7)    Employment and Noncompetition Agreements

The Company has an employment and noncompetition agreement, as amended, with a director/stockholder. In connection with the employment agreement, the Company had agreed to provide a $1,500 split-dollar life insurance policy on the director/stockholder. In 2003, as a result of provisions of the Sarbanes-Oxley Act, the employment agreement was amended to remove the requirement that the Company provide the split-dollar life insurance policy. The existing split-dollar life insurance was surrendered in August 2003 and the Company received proceeds of $457 which was the approximate carrying value in other assets.

If the Company makes a discretionary contribution to its ESOP, the Company may be obligated to repurchase from the director/stockholder the number of shares that are contributed to or purchased by the Company’s ESOP each year. The director/stockholder may make this decision annually. The Company has not made any discretionary contributions to the ESOP during the past three fiscal years; accordingly, the director/stockholder has not elected to have any shares purchased from him. The Company also has the right of first refusal at fair market value on any future sales of common stock by the director/stockholder other than sales made in routine open market brokerage transactions and certain sales through an over-the-counter market maker. In addition, a change in the control of the Company, as defined, will result in certain payments to the director/stockholder, as outlined under the employment agreement. Compensation expense of approximately $85, $103 and $86 related to this agreement is included in the accompanying 2004, 2003 and 2002 consolidated statements of operations, respectively.

The Company also has employment agreements with its CEO, CFO, and Vice President, General Manager, Package Inspection Systems Division. These agreements are for two-year periods and provide for minimum salary during their term and a Company severance obligation should the employee be terminated without cause.

BENTHOS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(8)    Segment Reporting

The Company has viewed its operations and manages its business as two segments, Undersea Systems and Package Inspection Systems, as being strategic business units that offer different products. Operating segments are identified as components of an enterprise, about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief decision maker is a combination of the president, the chief financial officer and other operating officers. The Company evaluates the performance of its operating segments based on revenues from external customers, income from operations and identifiable assets.

	Year Ended September 30,
	2004	2003	2002
Sales to unaffiliated customers:
Undersea systems	$12,966	$9,699	$11,611
Package inspection systems	6,884	7,325	6,109

Total	$19,850	$17,024	$17,720

Gross Profit:
Undersea systems	$5,117	$3,429	$2,448
Package inspection systems	2,945	2,867	2,528

Total	$8,062	$6,296	$4,976

Income (loss) from operations:
Undersea systems	$923	$(473)	$(3,605)
Package inspection systems	(5)	(126)	(79)

Total	$918	$(599)	$(3,684)

Goodwill impairment for fiscal year 2002 was in the Undersea Systems Division.
Identifiable assets:
Undersea systems	$6,460	$5,411	$6,860
Package inspection systems	1,740	2,247	2,090
Corporate assets	941	2,112	2,639

Total	$9,141	$9,770	$11,589

Depreciation:
Undersea systems	$251	$315	$302
Package inspection systems	315	227	188
Corporate assets	60	41	48

Total	$626	$583	$538

Tax (benefit) expense:
Undersea systems	$201	$(142)	$(381)
Package inspection systems	(1)	(38)	(8)
Corporate assets	(12)	1,011	(26)

Total	$188	$831	$(415)

Purchases (sales) of fixed assets:
Undersea systems	$81	$50	$150
Package inspection systems	17	(374)	69
Corporate assets	22	115	8

Total	$120	$(209)	$227

The net sales of each product line of the Undersea Systems Division were:
Underwater Acoustics	$5,662	$5,089	$4,151
Geophysical Exploration Equipment	4,544	3,315	3,537
Other Undersea Products	2,760	1,295	3,293

Total	$12,966	$9,699	$11,611

BENTHOS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

The Package Inspection Systems Division has only one product line.

Net sales by geographic area for the years ended September 30, 2004, 2003 and 2002 were:

Geographic Area	2004	2003	2002
United States	$10,202	$11,870	$10,966
France	2,296	607	129
Germany	944	316	242
South Korea	1,301	365	515
Malaysia	31	—	2,299
Other	5,076	3,866	3,569

	$19,850	$17,024	$17,720

(9)    Related Party Transactions

Prior to fiscal year 2003, the Company paid patent license fees to an entity controlled by the Company’s Chairman of the Board. The Company expensed approximately $20 for these fees in fiscal year 2002. In 2002, the Company elected to discontinue payment of this minimum annual license fee to the entity controlled by the Company’s Chairman of the Board. As a consequence, the Company’s rights under this license were converted from exclusive rights to nonexclusive rights, effective as of November 30, 2002.

(10)    Certain Balance Sheet Accounts

(a)  Accrued Expenses:

Accrued expenses consist of the following at September 30, 2004 and 2003:

	2004	2003
Accrued salary and related expenses	$564	$524
Accrued warranty	200	200
Accrued income taxes	211	100
Other accrued expenses	583	337

	$1,558	$1,161

(b)  Accounts Receivable Reserve

The changes in the accounts receivable reserve are as follows:

For the year ended September 30,	Balance, Beginning of Period	Charged to Costs and Expenses	Deductions	Balance, End of Period
2002	$465	$30	$130	$365
2003	365	(98)	32	235
2004	235	65	9	291

BENTHOS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands, except share and per share data)

(c)  Warranty Reserve

The changes in the warranty reserve are as follows:

For the year ended September 30,	Balance, Beginning of Period	Charged to Costs and Expenses	Deductions	Balance, End of Period
2002	$815	$(97)	$468	$250
2003	250	107	157	200
2004	200	141	141	200

During fiscal year 2002, the Company reversed approximately $405 of warranty reserve related to a specific warranty issue on an older model hydrophone. During fiscal year 2003, the Company reversed approximately $50 of warranty reserve related to the same issue. The reduction in warranty reserve in both years was the result of a lower return rate and lower repair and replacement costs for this issue related to the older model hydrophone.

BENTHOS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	March 31, 2005	September 30, 2004
ASSETS
Current Assets:
Cash and Cash Equivalents	$1,108	$241
Accounts Receivable, Net	2,935	3,565
Inventories	3,469	3,149
Prepaid Expenses and Other Current Assets	124	168

Total Current Assets	7,636	7,123
Property, Plant and Equipment, Net	1,181	1,189
Goodwill	576	576
Acquired Intangible Assets, Net	98	218
Other Assets, Net	29	35

	$9,520	$9,141

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current Liabilities:
Current Portion of Long-Term Debt	$279	$279
Accounts Payable	1,404	1,217
Accrued Expenses	1,325	1,558
Customer Deposits	353	302

Total Current Liabilities	3,361	3,356

Long-Term Debt, Net of Current Portion	116	256

Stockholders’ Investment:
Common stock, $.06 2/3 Par Value — Authorized — 7,500 Shares Issued — 1,679 and 1,665 Shares at March 31, 2005 and September 30, 2004, respectively	112	111
Capital in Excess of Par Value	1,729	1,648
Retained Earnings	4,833	4,401
Treasury Stock, at cost — 270 shares at March 31, 2005 and September 30, 2004	(631)	(631)

Total Stockholders’ Investment	6,043	5,529

	$9,520	$9,141

See accompanying notes to Condensed Consolidated Financial Statements.

BENTHOS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Six Months Ended
	March 31, 2005	March 31, 2004
Product Sales	$9,832	$7,034
Services	1,101	984

Total Net Sales	10,933	8,018

Cost of Product Sales	5,762	4,260
Cost of Services	605	555

Gross Profit	4,566	3,203
Selling, General and Administrative Expenses	2,922	2,481
Research and Development Expenses	956	794
Amortization of Acquired Intangibles	119	119

Income (Loss) from Operations	569	(191)
Interest Expense	(15)	(32)

Income (Loss) before Income Taxes	554	(223)
Provision for Income Taxes	122	—

Net Income (Loss)	$432	$(223)

Basic Earnings (Loss) Per Share	$0.31	$(0.16)

Diluted Earnings (Loss) Per Share	$0.27	$(0.16)

Weighted Average Number of Shares Outstanding	1,401	1,383

Weighted Average Number of Shares Outstanding, assuming dilution	1,607	1,383

See accompanying notes to Condensed Consolidated Financial Statements.

BENTHOS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended
	March 31, 2005	March 31, 2004
Cash Flows from Operating Activities:
Net Income (Loss)	$432	$(223)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:
Depreciation and Amortization	397	435
Changes in Assets and Liabilities:
Accounts Receivable	630	(305)
Inventories	(484)	(28)
Prepaid Expenses and Other Current Assets	44	34
Accounts Payable and Accrued Expenses	(46)	(633)
Customer Deposits	51	(56)

Net Cash Provided by (Used in) Operating Activities	1,024	(776)

Cash Flows from Investing Activities:
Purchases of Property, Plant and Equipment	(99)	(63)
Cash Received from Sale of Real Estate	—	1,150

Net Cash (Used in) Provided by Investing Activities	(99)	1,087

Cash Flows from Financing Activities:
Borrowings on Line of Credit	—	250
Payments on Long-Term Debt	(140)	(739)
Proceeds from Exercise of Stock Options	82	—

Net Cash Used in Financing Activities	(58)	(489)

Net Increase in Cash and Cash Equivalents	867	(178)
Cash and Cash Equivalents, Beginning of Period	241	204

Cash and Cash Equivalents, End of Period	$1,108	$26

Supplemental Disclosure of Cash Flow Information:
Interest Paid	$16	$34

Income Taxes Paid, Net	$158	$52

Supplemental Disclosure of Non-cash Investing Activities:
Transfer of inventory to Property, Plant and Equipment as demonstration equipment	$496	$443

See accompanying notes to Condensed Consolidated Financial Statements.

BENTHOS, INC. AND SUBSIDIARIES

Notes to Financial Statements

(In thousands, except per share amounts)

1.    Fiscal Periods

The fiscal year of Benthos, Inc. (the “Company”) ends on September 30. Interim quarters are composed of 13 weeks unless otherwise noted and end on the Sunday closest to December 31, March 31, and June 30. All references in the unaudited condensed consolidated financial statements to fiscal periods ended on December 31, March 31, or June 30 mean the interim quarters referred to above.

2.    Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the consolidated financial statements and notes thereto for the fiscal year ended September 30, 2004, included in the Company’s previously filed Form 10-KSB. The accompanying condensed consolidated financial statements reflect all adjustments (consisting solely of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full fiscal year. Certain reclassifications have been made to the fiscal year 2004 financial statements to conform to the fiscal year 2005 presentation.

3.    Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

	March 31, 2005	September 30, 2004
Raw Materials	$241	$235
Work-in-Process	3,211	2,806
Finished Goods	17	108

	$3,469	$3,149

4.    Note Receivable and Other Receivable — Real Estate

On September 29, 2003, the Company completed the sale of two parcels of real estate in Falmouth Massachusetts, called the South Side and the North Side parcels, for a total sales price of $2,500. The gross proceeds of $1,300 for the South Side parcel were received on September 30, 2003. The Company used $650 of these proceeds to repay a portion of the principal on the term loan. The proceeds for the North Side parcel were $1,150, net of $50 in commissions. The Company received these proceeds in October 2003. The Company used $600 of these proceeds to repay an additional portion of the principal on the term loan in fiscal year 2004.

5.    Earnings (Loss) Per Share

A reconciliation of basic and diluted shares outstanding is as follows:

	Six Months Ended March 31,
	2005	2004
Basic weighted average common shares outstanding	1,401	1,383
Weighted average common share equivalents	206	—

Diluted weighted average shares outstanding	1,607	1,383

BENTHOS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share amounts)

The following securities were not included in computing earnings per share because their effects would be anti-dilutive:

	Six Months Ended March 31,
	2005	2004
Options to purchase common stock	5	183

6.    Stock Options

At March 31, 2005, the Company had two stock-based compensation plans (one plan for employees and one plan for non-employee directors). The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. No stock-based employee compensation cost is reflected in net income (loss), as the options granted under these plans had an exercise price equal to, or greater than, the market value of the underlying common stock on the date of the grant.

The Company provides pro forma disclosures of compensation expense under the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.”

The assumptions used in computing fair value were as follows:

	Six Months Ended March 31,
	2005	2004
Risk-free interest rate	N/A	3.26%—3.96%
Expected dividend yield	N/A	—
Expected life (in years)	N/A	7
Expected volatility	N/A	60%

The Company did not grant any options during the first six months of fiscal year 2005.

Had compensation cost for the Company’s stock option plans been determined using the fair value method at the grant dates, the effect on the Company’s net income (loss) and income (loss) per share for the periods shown below would have been as follows:

	Six Months Ended March 31,
	2005	2004
Net income (loss) as reported	$432	$(223)
Add:
Stock-based employee compensation expense included in net income (loss), net of related tax effects	—	—
Deduct:
Total stock-based employee compensation determined under fair value method for all awards, net of related tax effects	(39)	(82)

Pro forma net income (loss)	$393	$(305)

Basic income (loss) per share
As reported	$0.31	$(0.16)
Pro forma	$0.28	$(0.22)
Diluted income (loss) per share
As reported	$0.27	$(0.16)
Pro forma	$0.25	$(0.22)

BENTHOS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share amounts)

7.    Segment Reporting

The Company views its operations and manages its business as two segments, Undersea Systems and Package Inspection Systems, as being strategic business units that offer different products. The Company evaluates performance of its operating segments based on revenues from external customers, income from operations and identifiable assets.

	Six Months Ended March 31,
	2005	2004
Sales to Unaffiliated Customers:
Undersea Systems	$7,572	$5,208
Package Inspection Systems	3,361	2,810

Total	$10,933	$8,018

Gross Profit:
Undersea Systems	$2,819	$2,081
Package Inspection Systems	1,747	1,122

Total	$4,566	$3,203

Income (Loss) from Operations:
Undersea Systems	$369	$67
Package Inspection Systems	200	(258)

Total	$569	$(191)

Identifiable Assets:
Undersea Systems	$5,758	$5,674
Package Inspection Systems	1,999	2,011
Corporate Assets	1,763	684

Total	$9,520	$8,369

Depreciation:
Undersea Systems	$102	$132
Package Inspection Systems	93	152
Corporate Assets	76	24

Total	$271	$308

Purchases of Fixed Assets:
Undersea Systems	$17	$35
Package Inspection Systems	14	8
Corporate Assets	68	20

Total	$99	$63

Revenues by geographic area were as follows:

	Six Months Ended March 31,
Geographic Area	2005	2004
United States	$5,211	$4,471
France	2,140	522
Other	3,582	3,025

Total	$10,933	$8,018

BENTHOS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share amounts)

The Company classifies revenue by geographic area based on the location where the products are delivered.

Revenues by product line within the Undersea Systems segment were as follows:

	Six Months Ended March 31,
	2005	2004
Product Line:
Underwater Acoustics	$2,898	$2,235
Geophysical Exploration Equipment	3,240	1,591
Other Undersea Products	1,434	1,382

Total	$7,572	$5,208

The Package Inspection Systems segment has only one product line.

8.    Credit Facility

The Company has a credit facility with a bank. This facility provides for loans under two notes: a $5,500 variable rate term note and a $600 variable rate line of credit. The term note is payable in 84 consecutive equal monthly installments of principal and accrues interest at prime (5.75% at March 31, 2005) plus 0.75%. The term note matures in August 2006. Principal payments under the term note will be $140 for the remainder of fiscal year 2005 and $255 in fiscal year 2006.

The line of credit expires on January 31, 2006. Borrowings under the line of credit are payable as follows: monthly payments of interest only and unpaid principal and unpaid interest at maturity. The interest rate under the line of credit accrues at prime (5.75% at March 31, 2005) plus 0.75%. Advances are limited to 45% of eligible accounts receivable. The availability under the line of credit was $600 as of March 31, 2005. There were no advances outstanding under the line of credit as of March 31, 2005. The credit facility is secured by substantially all of the assets of the Company and requires the Company to meet certain covenants, including debt service coverage. As of March 31, 2005, the Company was in compliance with these covenants.

9.    New Accounting Standards

In November 2004 the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs,” an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” which was the criterion specified in ARB No. 43. In addition, this statement requires that allocation of fixed production overheads to the cost of production be based on normal capacity of the production facilities. This pronouncement is effective for the Company beginning October 1, 2005. The Company has not yet assessed the impact of adopting this new standard.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS

BENTHOS, INC. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS—(Continued)

(In thousands, except per share amounts)

SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in fiscal periods beginning after September 30, 2006. The Company has not yet assessed the impact of adopting this new standard.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” an amendment of APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The new standard will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company has not yet assessed the impact of adopting this new standard.

10.    Comprehensive Income (Loss)

SFAS No. 130, “Reporting Comprehensive Income,” requires disclosure of all components of comprehensive income (loss). Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. The Company does not have any items of comprehensive income (loss) other than net income (loss).

You should rely only on the information contained or incorporated by reference in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

800,000 Shares

Common Stock

PROSPECTUS

Ferris, Baker Watts

Incorporated

                    , 2005

PART II

Item 24.    Indemnification of Directors and Officers

Sections 8.51 and 8.52 of the Massachusetts Business Corporation Act, as amended, give Massachusetts corporations the power to indemnify each of their present and former officers and directors under certain circumstances if such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation. Section 7 of our By-Laws provides that we will indemnify our officers and directors to the extent permitted by law.

Reference is made to Section 7 of our By-Laws filed as Exhibit 3.4 to our Registration Statement on Form 10-SB filed with the Securities and Exchange Commission (“SEC”) on December 17, 1996, and incorporated herein by reference, for the applicable provisions regarding the indemnification of directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Our underwriting agreement with the underwriter of this offering includes indemnification provisions. Pursuant to these provisions, we and the selling shareholders will be obligated to indemnify the underwriter, its controlling persons and certain other persons from and against certain liabilities, including liabilities under the Securities Act. Likewise, the underwriter will be obligated to indemnify us, our controlling persons, the selling shareholders and certain other persons (such as our officers and directors) from and against certain liabilities, including liabilities under the Securities Act.

Item 25.    Other Expenses of Issuance and Distribution

The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions (including the financial advisory fee), are as follows:

SEC registration fee	$1,675
NASD fee	1,923
Reimbursement of underwriter’s expenses	50,000
Printing and engraving	25,000
Legal and accounting fees	275,000
Transfer agent fee	5,000
Blue sky fees	25,000
Miscellaneous	41,402

Total	$425,000

All of the above expenses, except the SEC registration fee and NASD filing fee, are estimates. We will pay all of the legal and accounting fees, and the remainder of the expenses described above will be paid 75% by us and 25% by the selling shareholders.

Item 26.    Recent Sales of Unregistered Securities

Not Applicable

Item 27.    Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated herein by reference.

Item 28.    Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The small business issuer will:

(1) For determining any liability under the Securities Act of 1933, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer pursuant to Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(2) For determining any liability under the Securities Act of 1933, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of such securities at that time as the initial bona fide offering of those securities.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this amendment to the registration statement to be signed on its behalf by the undersigned, in the Town of Falmouth, Commonwealth of Massachusetts on May 12, 2005.

BENTHOS, INC.

By:	/s/ RONALD L. MARSIGLIO
Ronald L. Marsiglio
President and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this amendment to the registration statement was signed by the following persons in the capacities and on the dates stated:

	Title	Date

/s/ RONALD L. MARSIGLIO Ronald L. Marsiglio	President, Chief Executive Officer and Director	May 12, 2005

/s/ FRANCIS E. DUNNE, JR. Francis E. Dunne, Jr.	Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	May 12, 2005

STEPHEN D. FANTONE* Stephen D. Fantone	Chairman of the Board of Directors	May 12, 2005

SAMUEL O. RAYMOND* Samuel O. Raymond	Director	May 12, 2005

A. THEODORE MOLLEGEN, JR.* A. Theodore Mollegen, Jr.	Director	May 12, 2005

GARY K. WILLIS* Gary K. Willis	Director	May 12, 2005

ARTHUR L. FATUM* Arthur L. Fatum	Director	May 12, 2005

*By:	/s/ RONALD L. MARSIGLIO
Ronald L. Marsiglio Attorney-in-Fact

EXHIBIT INDEX

BENTHOS, INC.

Exhibit No.	Description
1.1	Form of Underwriting Agreement

3.1	Restated Articles of Organization(1)

3.2	Articles of Amendment dated April 28, 1997(2)

3.3	Articles of Amendment dated April 20, 1998(5)

3.4	By-Laws(1)

3.5	By-Law Amendments adopted January 23, 1998(4)

4.1	Common Stock Certificate(1)

5.1	Legal opinion of Davis, Malm & D’Agostine, P.C.

10.1	Employment Contract with Samuel O. Raymond(1)

10.2	Third Amendment to Employment Contract with Samuel O. Raymond(2)

10.3	Fourth Amendment to Employment Agreement with Samuel O. Raymond(14)

10.4	Amended and Restated Employment Agreement with Francis E. Dunne, Jr.(17)

10.5	Amended and Restated Employment Agreement with James R. Kearbey(17)

10.6	Employment Agreement between the Company and Francois Leroy(17)

10.7	Benthos, Inc. Fiscal Year 2005 Incentive Compensation Matrix(17)

10.8	Employee Stock Ownership Plan(1)

10.9	First Amendment to Employee Stock Ownership Plan(2)

10.10	Second Amendment to Employee Stock Ownership Plan(7)

10.11	Third Amendment to Employee Stock Ownership Plan(7)

10.12	Fourth Amendment to Employee Stock Ownership Plan(9)

10.13	Fifth Amendment to Employee Stock Ownership Plan(9)

10.14	Amendment to Benthos, Inc. Employee Stock Ownership Plan dated July 19, 2004(16)

10.15	Benthos, Inc. Employee Stock Ownership Plan as Amended and Restated Effective as of October 1, 2002(12)

10.16	Benthos, Inc. 401(k) Retirement Plan dated March 2004(15)

10.17	Supplemental Executive Retirement Plan(1)

10.18	1990 Stock Option Plan(1)

10.19	1994 Stock Option Plan for Non-Employee Directors(1)

10.20	1998 Non-Employee Directors’ Stock Option Plan(4)

10.21	Benthos, Inc. 2000 Stock Incentive Plan(8)

10.22	Credit Agreement between the Company and Cape Cod Bank and Trust Company dated August 18, 1999(7)

10.23	First Amendment to Credit Agreement dated March 23, 2001(10)

10.24	Second Amendment to Credit Agreement dated December 12, 2001(11)

Exhibit No.	Description
10.25	Third Amendment to Credit Agreement dated January 29, 2003(13)

10.26	Fourth Amendment to Credit Agreement dated November 3, 2003(14)

10.27	Fifth Amendment to Credit Agreement dated January 7, 2004(15)

10.28	Sixth Amendment to Credit Agreement dated December 20, 2004(18)

10.29	License Agreement between the Company and Optikos Corporation dated July 29, 1997(3)

10.30	Hydrophone License Agreement between the Company and Sercel, Inc. (formerly Syntron, Inc.) dated December 5, 1996(6)

10.31	Amendment Number 1 to Hydrophone License Agreement between the Company and Sercel, Inc. (formerly Syntron, Inc.) dated September 11, 1998(6)

10.32	Agreement among the Company, Samuel O. Raymond and the Samuel O. Raymond 1996 Irrevocable Insurance Trust dated July 24, 2003(14)

10.33	License Agreement with Simon Fraser University dated September 1, 2000(15)

10.34	Amendment No. 1 to Simon Fraser License Agreement dated March 15, 2004(15)

10.35	Contract with University of Wisconsin-Madison (15)

10.36	License Agreement with Woods Hole Oceanographic Institution dated as of August 18, 2004(16)

21	Subsidiaries of the Registrant(12)

23.1	Consent of Davis, Malm & D’Agostine, P.C. (included in opinion letter filed as Exhibit 5.1)

23.2	Consent of BDO Seidman, LLP

24	Power of Attorney (included on signature page of this Registration Statement as originally filed)

(1)	Previously filed as an exhibit to the Registrant’s Registration Statement on Form 10-SB filed with the Commission on December 17, 1996 (File No. 0-29024) and incorporated herein by this reference.
(2)	Previously filed as an exhibit to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended March 30, 1997 (File No. 0-29024) and incorporated herein by this reference.
(3)	Previously filed as an exhibit to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended June 29, 1997 (File No. 0-29024) and incorporated herein by this reference.
(4)	Previously filed as an exhibit to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended December 31, 1997 (File No. 0-29024) and incorporated herein by this reference.
(5)	Previously filed as an exhibit to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 1998 (File No. 0-29024) and incorporated herein by this reference.
(6)	Previously filed as an exhibit to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended December 31, 1998 (File No. 0-29024) and incorporated herein by this reference.
(7)	Previously filed as an exhibit to Registrant’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 1999 (File No. 0-29024) and incorporated herein by this reference.
(8)	Previously filed as an exhibit to the Registrant’s definitive proxy statement filed on Schedule 14A on or about January 18, 2000 and incorporated herein by this reference.
(9)	Previously filed as an exhibit to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2000 (File No. 0-29024) and incorporated herein by this reference.
(10)	Previously filed as an exhibit to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2001 (File No. 0-29024) and incorporated herein by this reference.
(11)	Previously filed as an exhibit to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended December 31, 2001 (File No. 0-29024) and incorporated herein by this reference.

2

(12)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2002 (File No. 0-29024) and incorporated herein by this reference.
(13)	Previously filed as an exhibit to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2003 (File No. 0-29024) and incorporated herein by this reference.
(14)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2003 (File No. 0-29024) and incorporated herein by this reference.
(15)	Previously filed as an exhibit to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2004 (File No. 0-29024) and incorporated herein by this reference.
(16)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2004 (File No. 0-29024) and incorporated herein by this reference.
(17)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on or about January 24, 2005 (File No. 0-29024) and incorporated herein by this reference.
(18)	Previously filed as an exhibit to the Registrant’s Quarterly Report on Form 10-QSB for the quarterly period ended December 31, 2004 (File No. 0-2904) and incorporated herein by this reference.

3